                                            Filed Pursuant to Rule 424(b)(5)
                                            Registration No. 333-44401

                                                             PROSPECTUS SUPPLEMENT TO
                                                             PROSPECTUS DATED JANUARY 27, 1998

                               19,000,000 SHARES

                         [CHANCELLOR MEDIA CORPORATION]

                                  COMMON STOCK
                             ---------------------
     All of the shares of Common Stock, par value $.01 per share (the "Common Stock"), offered hereby are being sold by Chancellor Media Corporation (the "Company"). The Common Stock is traded on The Nasdaq National Market under the symbol "AMFM." On March 9, 1998, the last reported sale price of the Common Stock was $47.625 per share. See "Price Range of Common Stock."
                             ---------------------
      SEE "RISK FACTORS" BEGINNING ON PAGE S-13 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

==========================================================================================================
                                                                    UNDERWRITING
                                                  PRICE            DISCOUNTS AND           PROCEEDS TO
                                                TO PUBLIC          COMMISSIONS(1)          COMPANY(2)
----------------------------------------------------------------------------------------------------------
Per Share.................................       $47.25                $1.66                 $45.59
----------------------------------------------------------------------------------------------------------
Total(3)..................................    $897,750,000          $31,540,000           $866,210,000
==========================================================================================================

(1) See "Underwriting" for information relating to the indemnification of the Underwriters.

(2) Before deducting expenses payable by the Company estimated at $1,000,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 2,850,000 additional shares of Common Stock on the terms set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $1,032,412,500, $36,271,000 and $996,141,500, respectively. See "Underwriting."
                             ---------------------
     The shares of Common Stock are offered by the several Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the shares of Common Stock will be made at the offices of BT Alex. Brown Incorporated, Baltimore, Maryland, on or about March 13, 1998.
                             ---------------------
                          Joint Book-Running Managers

BT ALEX. BROWN                                              GOLDMAN, SACHS & CO.
                               ------------------
CREDIT SUISSE FIRST BOSTON    MORGAN STANLEY DEAN WITTER    SALOMON SMITH BARNEY
FURMAN SELZ         NATIONSBANC MONTGOMERY SECURITIES LLC         UBS SECURITIES

            THE DATE OF THIS PROSPECTUS SUPPLEMENT IS MARCH 10, 1998

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK OFFERED HEREBY, INCLUDING STABILIZING AND SYNDICATE COVERING TRANSACTIONS. THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                         PROSPECTUS SUPPLEMENT SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus and in documents incorporated by reference herein and therein. As used herein, unless the context otherwise requires, the term "Company" refers to Chancellor Media Corporation and its subsidiaries. Except with respect to pro forma financial data, all information in this Prospectus Supplement gives effect to the Completed Transactions, the Bonneville Option, the Capitol Broadcasting Acquisition and the potential Capstar Transaction but does not give effect to the SFX Exchange (as each term is defined herein). All pro forma financial data in this Prospectus Supplement give effect to the Completed Transactions, the Bonneville Option and the SFX Exchange, but do not give effect to the recently announced Capitol Broadcasting Acquisition and the potential Capstar Transaction. All share and per share data in this Prospectus Supplement give effect to the Company's two-for-one common stock split effected in the form of a stock dividend, paid on January 12, 1998 to stockholders of record at the close of business on December 29, 1997. Unless otherwise specified, information in this Prospectus Supplement assumes that the Underwriters' over-allotment option is not exercised.

                                  THE COMPANY

     The Company is one of the largest radio broadcasting companies in the United States. Upon consummation of the Bonneville Option (as defined), the Capitol Broadcasting Acquisition (as defined) and the potential Capstar Transaction (as defined), but without giving effect to the SFX Exchange (as defined), the Company will own and operate 108 radio stations (79 FM and 29 AM) in 22 large markets, including each of the nation's 12 largest radio revenue markets. Based on the most recent industry data available to the Company, the Company's portfolio will include the first or second ranked station cluster in terms of revenue share in 14 markets. On a pro forma basis after giving effect to the Completed Transactions (as defined) and the Bonneville Option and the SFX Exchange, but without giving effect to the recently announced Capitol Broadcasting Acquisition or the potential Capstar Transaction, the Company would have had net revenue and broadcast cash flow (as defined) of approximately $724.4 million and $303.5 million, respectively, for the nine months ended September 30, 1997, its pro forma broadcast cash flow margin for such period would have been 42%, and approximately 66% of pro forma net revenue for such period would have been generated by markets in which the Company owns four or five FM stations ("superduopolies").

     The Company's strategy is to secure leading clusters of radio stations in the largest markets in the United States. The Company's current station portfolio consists of 97 stations (69 FM and 28 AM), including a total of 11 superduopolies in seven of the 12 largest radio markets -- Los Angeles, New York, Chicago, San Francisco, Philadelphia, Washington, D.C. and Detroit -- and in four other large markets -- Denver, Minneapolis/St. Paul, Phoenix and Orlando. Consummation of the Bonneville Option, the Capitol Broadcasting Acquisition and the potential Capstar Transaction will result in a net increase of ten FM stations and one AM station and will add the San Diego market to the Company's portfolio. In addition, consummation of the Bonneville Option, the Capitol Broadcasting Acquisition and the potential Capstar Transaction will increase the number of superduopolies in the Company's station portfolio to 14, including two new superduopolies in the nation's 12 largest radio markets -- Dallas/Ft. Worth and Houston -- and one in another large market -- Pittsburgh. See "Recent Developments -- Pending Transactions" and "Recent Developments -- Potential Capstar Transaction."

     In 1996 (the most recent period for which data is available to the Company), the 12 largest radio markets in the United States generated approximately $3.1 billion in radio advertising revenue, which represented approximately 27% of all radio advertising dollars spent in the United States. As a result of its large market focus, based on the most recent industry data available to the Company, the Company's portfolio of stations, upon completion of the Bonneville Option, the Capitol Broadcasting Acquisition and the potential Capstar Transaction, but without giving effect to the SFX Exchange, would reach an estimated 45 million listeners on a weekly basis, or approximately 17% of the population of the United States. Management believes that the size and reach of the portfolio will allow the Company to compete more effectively for advertising dollars with other mass advertising media, such as television and newspapers, and will also offer national advertisers an opportunity to reach a large segment of the U.S. population on an efficient, cost-effective basis.

     As a complement to its radio broadcasting operations, the Company has recently formed a national radio network, The AMFM Radio Networks, which began broadcasting advertising over the Company's portfolio of stations and stations owned by Capstar Broadcasting Corporation ("Capstar") in January 1998. Management believes that The AMFM Radio Networks will allow the Company to further leverage this broad station base, personalities and advertising inventory by delivering a national base of approximately 62 million listeners (including approximately 45 million listeners from the Company's portfolio of stations) to network advertisers.

     The chart below ranks the nation's largest radio broadcasting groups based on cumulative audience share, giving effect to transactions in the industry announced prior to March 2, 1998:

                                                                 CUMULATIVE
                        RADIO GROUP                           AUDIENCE SHARE(1)
                        -----------                           -----------------
CBS Radio...................................................     58,239,700
Chancellor Media............................................     45,184,100
Jacor Communications........................................     22,629,600
Clear Channel Communications................................     17,719,000
Capstar Broadcasting Corporation............................     17,187,600
ABC Radio...................................................     12,361,100
Cox Radio...................................................      9,225,000
Emmis Broadcasting..........................................      8,749,700
Sinclair Broadcast Group....................................      6,842,400
Heftel Broadcasting.........................................      6,512,400

---------------

(1) As reported in the industry publication "Who Owns What" as of March 2, 1998. Reflects number of listeners age 12+, Monday to Sunday, 6:00 a.m. to midnight, that listened to a station operated by the applicable radio broadcasting company for a period of 5 minutes or more at least one time per week.

     The Company's portfolio is geographically diversified and employs a wide variety of programming formats, including adult contemporary, contemporary hit radio, urban, jazz, country, oldies, news/talk, rock and sports. Each of the Company's stations targets a specific demographic audience within a market, with the majority of the stations appealing primarily to 18 to 34 or 25 to 54 year old men and/or women, the demographic groups most sought after by advertisers. Management believes that, because of the size and diversity of its station portfolio, the Company is not unduly reliant on the performance of any one station or market. No single market to be served by the Company represented more than 12% of the Company's pro forma broadcast cash flow for the nine months ended September 30, 1997 (giving effect to the Completed Transactions, the Bonneville Option and the SFX Exchange, but without giving effect to the Capitol Broadcasting Acquisition and the potential Capstar Transaction).

     The following table sets forth certain information regarding the Company's portfolio and markets, assuming completion of the Bonneville Option, the Capitol Broadcasting Acquisition and the potential Capstar Transaction, but without giving effect to the SFX Exchange:

                                                   RANKING OF                    STATIONS
                                                   MARKET BY       1996 MARKET   ---------    AUDIENCE
                    MARKET                      RADIO REVENUE(1)   REVENUE(2)    FM    AM    SHARE(%)(3)
                    ------                      ----------------   -----------   ---   ---   -----------
Los Angeles...................................          1           $526,000      4     1       13.7
New York......................................          2            475,000      5    --       17.6
Chicago.......................................          3            337,600      5     2       26.6
San Francisco.................................          4            229,700      5     2       21.4
Dallas/Ft. Worth..............................          5            218,000      5     1       19.1
Philadelphia..................................          6            204,300      5     1       20.6
Houston.......................................          7            199,000      5     3       29.7
Washington, D.C...............................          8            195,600      5     3       23.6
Boston........................................          9            194,000      2     1       14.6
Atlanta.......................................         10            192,200      1    --        4.2
Detroit.......................................         11            180,000      5     2       28.5
Miami/Ft. Lauderdale..........................         12            174,500      1     1        4.9
San Diego.....................................         14            116,400      2    --        6.9
Denver........................................         15            115,200      5     1       15.4
Minneapolis/St. Paul..........................         16            112,400      5     2       31.2
Phoenix.......................................         17            106,300      4     2       22.2
Cincinnati....................................         20             90,200      2     2       14.3
Pittsburgh....................................         24             76,600      5     1       26.4
Sacramento....................................         25             71,400      2     2       20.1
Orlando.......................................         26             70,700      4    --       24.1
Nassau/Suffolk (Long Island)..................         44             38,000      1     1        5.3
Riverside/San Bernardino......................         64             26,400      1     1        7.5
                                                                                 --    --
          Total...............................                                   79    29
                                                                                 ==    ==

---------------

(1) Ranking of the principal radio market served by the Company's station(s) among all U.S. radio markets ranked by 1996 gross radio broadcasting revenue as reported by James H. Duncan, Duncan's Radio Market Guide (1997 ed.).

(2) Aggregate 1996 gross market radio revenues, in thousands, in the market as reported by Duncan's Radio Market Guide (1997 ed.).

(3) Audience share data reflects the Company's listener share among listeners age 12+, Monday to Sunday, 6:00 a.m. to midnight, within each market based on information derived from The Arbitron Company, Fall 1997, Local Market Reports. Copyright, The Arbitron Company.

     The Company also owns Katz Media Group, Inc. ("KMG" and, together with its operating subsidiaries, "Katz"), a full-service media representation firm serving multiple types of electronic media, with a leading market share in the representation of radio and television stations and cable television systems. Katz is exclusively retained by radio stations, television stations and cable television systems in over 200 designated market areas throughout the United States, including at least one radio or television station in each of the 50 largest designated market areas, to sell national spot advertising air time.

     The Company, formerly known as "Evergreen Media Corporation" ("Evergreen"), was renamed Chancellor Media Corporation in connection with the merger on September 5, 1997 of Evergreen and Chancellor Broadcasting Company ("Chancellor") and certain of their respective subsidiaries (the "Chancellor Merger"). The Company's principal executive office is located at 433 East Las Colinas Boulevard, Suite 1130, Irving, Texas 75039, and its telephone number is
(972) 869-9020.

                              RECENT DEVELOPMENTS

FISCAL YEAR 1997 RESULTS

- For the fiscal year ended December 31, 1997, the Company reported that after tax cash flow increased 83.6% to $126.7 million, or $1.32 per share, compared to $69.0 million for 1996. Consolidated net revenue increased 98.1% to $582.1 million, compared to $293.9 million in 1996, and broadcast cash flow increased 122.4% to $265.8 million, compared to $119.5 million in 1996. Primarily as a result of increases in depreciation, amortization and interest expense related to the Company's acquisition of radio stations from Viacom International, Inc. and the Chancellor Merger, the Company reported a net loss attributable to common stockholders of $43.9 million, or basic and diluted loss per share of $0.46, for 1997, compared with a net loss attributable to common stockholders of $20.0 million, or basic and diluted loss per share of $0.33, for 1996. For the three months ended December 31, 1997, the Company's after tax cash flow increased 52.1% to $43.3 million compared to $28.5 million, consolidated net revenue increased 180.4% to $248.8 million compared to $88.7 million, and broadcast cash flow increased 187.3% to $117.3 million compared to $40.8 million, in each case, compared to the three months ended December 31, 1996. Primarily as a result of increases in depreciation, amortization and interest expense related to the Company's acquisition of radio stations from Viacom International, Inc. and the Chancellor Merger, the Company reported a net loss attributable to common stockholders of $31.7 million, or basic and diluted loss per share of $0.27, for the three months ended December 31, 1997, compared with net income attributable to common stockholders of $0.9 million, or basic and diluted loss per share of $0.01, for the three months ended December 31, 1996.

THE AMFM RADIO NETWORKS

- In September 1997, the Company announced the formation of a national radio network, The AMFM Radio Networks, and the appointment of David Kantor to the position of Senior Vice President with responsibility for all of the Company's radio network operations. Prior to joining the Company, Mr. Kantor served as President of ABC Radio Networks, the largest commercial radio network in the United States. Management believes that the network will allow the Company to further leverage a broad station base, personalities and advertising inventory by delivering a national base of approximately 62 million listeners (including approximately 45 million listeners from the Company's portfolio of stations) to network advertisers. See "Risk Factors -- Integration of Operations; Operation of Katz and Radio Network."

COMPLETED TRANSACTIONS

- Since January 1, 1997, the Company has completed (i) the Chancellor Merger, which added 52 radio stations (36 FM and 16 AM) to the Company's portfolio of stations, for a net purchase price of approximately $2.0 billion, (ii) the acquisition of 23 radio stations for a net purchase price of approximately $1.5 billion, (iii) the exchange of seven stations for five stations and $6.0 million in cash, (iv) the sale or other disposition of 10 radio stations for $269.3 million in cash and a promissory note for $18.0 million and (v) the acquisition of Katz, a full service media representation firm, for a net purchase price of approximately $379.1 million. These transactions, together with the acquisitions and dispositions completed by the Company during 1996 and acquisitions and dispositions completed by Chancellor during 1996 and 1997, are referred to herein as the "Completed Transactions."

PENDING TRANSACTIONS

- BONNEVILLE OPTION. On August 6, 1997, the Company paid $3.0 million to Bonneville International Corporation ("Bonneville") for an option to exchange three of the Company's stations in Los Angeles and Washington, D.C. (2 FM and 1 AM) plus an additional $57.0 million in cash for three of Bonneville's FM stations in New York, Los Angeles and Houston (the "Bonneville Option"). The Bonneville Option was exercised on October 1, 1997 and definitive exchange documentation is presently being negotiated. Although there can be no assurance, the Company expects that the transactions contemplated by the Bonneville Option will be completed during the first quarter of 1998.

- CAPITOL BROADCASTING ACQUISITION. On February 17, 1998, the Company entered into an agreement to acquire WWDC-FM/AM in Washington, D.C. from Capitol Broadcasting Company and its affiliates for a purchase price of $72.0 million in cash (including $4.0 million paid by the Company in escrow) (the "Capitol Broadcasting Acquisition"), plus an amount equal to the value assigned to certain accounts receivable for the stations. Consummation of the Capitol Broadcasting Acquisition is conditioned, among other things, on the consummation of the exchanges of the Company's Washington, D.C. stations that are subject to the Bonneville Option. Although there can be no assurance, the Company expects that the Capitol Broadcasting Acquisition will be consummated in the second quarter of 1998.

- SFX EXCHANGE. On July 1, 1996, Chancellor entered into an agreement (assumed by the Company in the Chancellor Merger) to exchange two FM stations in Jacksonville and $11.0 million in cash in return for four stations (three FM and one AM) in Nassau/Suffolk (Long Island) (the "SFX Exchange"). On November 6, 1997, the Antitrust Division of the United States Department of Justice (the "DOJ") filed suit against the Company seeking to enjoin under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") the acquisition of the four Long Island properties under the SFX Exchange. If the Company is unable to acquire the four Long Island properties, the SFX Exchange will not be consummated. Furthermore, assuming that the conditions precedent to effectiveness of the Capstar Transaction are satisfied (see "-- Potential Capstar Transaction" below), upon consummation of Capstar's pending acquisition of SFX, the SFX Exchange would be terminated. There can be no assurance as to whether or when the SFX Exchange will ultimately be consummated. The Company does not believe that failure to consummate the SFX Exchange would have a material adverse effect on the Company's business, results of operations or financial condition.

     Further information regarding the Completed Transactions, the Bonneville Option and the SFX Exchange, including information regarding the pro forma effect thereof on the Company's results of operations for the year ended December 31, 1996 and the nine months ended September 30, 1997, is included in the Company's Current Report on Form 8-K/A dated February 10, 1998, incorporated by reference herein (the "Form 8-K/A").

POTENTIAL CAPSTAR TRANSACTION

     On February 20, 1998, the Company reached an agreement to acquire from Capstar 11 radio stations in Dallas, Houston, San Diego and Pittsburgh (the "Capstar/SFX Stations") for an aggregate purchase price of approximately $637.5 million (the "Capstar Transaction"). Hicks, Muse, Tate & Furst, Incorporated ("Hicks Muse"), which is a substantial shareholder of the Company, controls Capstar, and certain directors of the Company are directors and/or executive officers of Capstar and/or officers of Hicks Muse. See "Risk Factors -- Federal Broadcasting Industry Subject to Federal Regulation," "Risk Factors -- Conflict of Interest" and "Risk Factors -- Control of the Company." The Capstar/SFX Stations are presently owned by SFX, and are expected to be acquired by Capstar as part of Capstar's pending acquisition of SFX (the "Capstar/SFX Acquisition"). The Capstar/SFX Stations would be acquired by the Company in a series of purchases and exchanges over a period of three years, and would be operated by the Company under time brokerage agreements immediately upon the consummation of the Capstar/SFX Acquisition. As part of the Capstar Transaction, the SFX Exchange would, upon consummation of the Capstar/SFX Acquisition, be terminated and the Company would exchange its two Jacksonville stations (valued for purposes of the Capstar Transaction at $53.0 million) plus $90.3 million in cash for one of the Capstar/SFX Stations in Houston. The Company would pay approximately $494.3 million for the remaining ten Capstar/SFX Stations.

     As part of the proposed Capstar Transaction, the Company would, at the consummation of the Capstar/SFX Acquisition, provide a subordinated loan to Capstar in the principal amount of $250.0 million (the "Capstar Loan"). The Capstar Loan would bear interest at the rate of 12% per annum (subject to increase in certain circumstances), and would be secured by a senior pledge of common stock of Capstar's direct subsidiaries and SFX and a senior guarantee by one of Capstar's direct subsidiaries. A portion of the Capstar Loan would be prepaid by Capstar in connection with the Company's acquisition of, and the proceeds of such prepayment would be used by the Company as a portion of the purchase price for, each Capstar/SFX Station. The Company's obligation to provide the Capstar Loan is conditioned, among other things, on

Capstar's receipt of at least $650.0 million in equity investments that are subordinate to the Capstar Loan between January 1, 1998 and the consummation of the Capstar/SFX Acquisition.

     Effectiveness of the Capstar Transaction is subject to the conditions precedent that the boards of directors of the Company and Capstar approve the transaction (including approval by a majority of disinterested directors on the Company's board and by an advisory committee to Capstar's board) and receipt by the Company and Capstar of fairness opinions from nationally recognized investment banking firms regarding the transaction. There can be no assurance that such approvals will be granted or that such fairness opinions will be obtained. Assuming that such approvals are granted and that such fairness opinions are obtained, and the Capstar Transaction becomes effective, consummation of the Capstar Transaction would be subject, among other things, to approval by the Federal Communications Commission (the "FCC") and expiration or termination of the waiting period required under the HSR Act. See "Risk
Factors -- Necessity of Governmental Reviews and Approvals Prior to Consummation of the Pending Transactions."

     Capstar has informed the Company that Capstar expects that the Capstar/SFX Acquisition will be consummated in the second quarter of 1998.

                                COMPANY STRATEGY

     The Company's senior management team, led by Scott K. Ginsburg, James de Castro, Matthew E. Devine and Kenneth O'Keefe, has extensive experience in acquiring and operating large market radio station groups. The Company's business strategy is to assemble and operate radio station clusters in order to maximize broadcast cash flow generated in each market. This strategy relies on the following seven key elements.

     Create Large Market Superduopolies. The Company seeks to be the owner and operator of the leading superduopoly in the largest markets in the United States. Management believes that the large revenue base in these markets, in conjunction with operating synergies achievable through the operation of multiple stations, will enable it to appeal to a wider universe of national and local advertisers and to achieve a greater degree of profitability than that of operators and broadcasters in smaller markets. The Bonneville Option, the Capitol Broadcasting Acquisition and the potential Capstar Transaction, if consummated, will complement the Company's existing stations in the Los Angeles, New York, Dallas, Houston, Washington D.C. and Pittsburgh markets, as well as allow the Company to expand into a new large market -- San Diego. The Company expects to continue to selectively pursue acquisition opportunities in the major markets in which it competes as well as in other markets, with particular emphasis on the nation's largest 25 markets.

     Maximize Superduopoly Revenue and Expense Synergies. The Company seeks to capitalize on the revenue growth and expense savings opportunities of superduopolies. Superduopolies have only been permissible since the passage of the Telecommunications Act of 1996 (the "1996 Act"). Management believes that substantial benefits can be derived from the successful integration of these station cluster groups. Management also believes that radio station clusters can attract increased revenues in a market by delivering larger combined audiences to advertisers and by engaging in joint marketing and promotional activities. In addition, management expects to continue to realize significant expense savings through the consolidation of facilities and through the economies of scale created in areas such as national representation commissions, employee benefits, insurance premiums and other operating costs.

     Establish Strong Listener Loyalty. Management believes that strong listener familiarity with a given radio station produces listener loyalty. Management seeks to establish this familiarity through a variety of programming and marketing techniques, including the development of high-profile on-air personalities and creative station-sponsored promotional events, all of which are designed to secure heightened listener awareness. The Company also conducts extensive market research to help identify programming format opportunities and attract new listeners, as has been the case with WKTU-FM in New York. After operating WKTU-FM for nine months under the call letters and country music format inherited from a prior operator, in February 1996 the Company began to operate WKTU-FM as a rhythmic contemporary hits station. According to Arbitron, WKTU-FM was ranked eleventh in its target demographic group as a country station, and was ranked first in several key demographic groups (including its target demographic group) in the first full ranking period after the station changed its format. The station has continued to rank among the top five stations in its target demographic group in subsequent periods. Management believes that institutionalizing its radio stations in their markets through programming, marketing and research ensures steady long-term audience share ratings.

     Maintain Strict Cost Controls. Management maintains a company-wide focus on cost controls in an effort to maximize broadcast cash flow margins. Management reviews station spending on a monthly basis. In addition, corporate level employees maintain weekly sales reporting systems designed to enable management to evaluate station performance on a current basis. The Company's focus on maximizing superduopoly revenues and maintaining cost controls is reflected by the fact that, during 1995 and 1996 and the nine months ended September 30, 1997, the Company achieved historical broadcast cash flow margins of 40% or more. The Company also carefully monitors capital expenditures.

     Develop Experienced, Incentivized Management Team. The Company believes that management depth is critical to achieving superior operating performance in a portfolio as large as the Company's. The Company's senior management team of Scott K. Ginsburg, James de Castro, Matthew Devine and Kenneth O'Keefe collectively have an aggregate of more than 60 years of radio industry operating experience. This senior management team is supported by an experienced team of veteran group operators and station general managers. At the station level, the Company seeks to incentivize its individual radio station managers and sales forces to outperform revenue and broadcast cash flow budget expectations by granting quarterly and annual performance measurement-based bonuses. The Company believes that the incentives it offers to its employees, as well as its stature in the radio industry, will enable it to continue to be successful in recruiting top industry employees.

     Maximize After Tax Cash Flow. By emphasizing the revenue and expense synergies achievable through the assembly and operation of superduopolies and by carefully monitoring operating costs, the Company seeks to maximize broadcast cash flow and, ultimately, after tax cash flow (broadcast cash flow less corporate general and administrative expenses, debt service, tax payments and dividend requirements). This focus on after tax cash flow should facilitate reduction of leverage without undue dependence on capital markets and position the Company to pursue attractive acquisitions.

     Related Business Expansion. In addition to the foregoing, the Company seeks to further leverage its radio expertise by expanding into industries related to the operation of radio stations. In this regard, the Company formed a national radio network, The AMFM Radio Networks, in September 1997 and acquired Katz, a full-service media representation firm in October 1997. The Company is also exploring the acquisition of additional complementary media businesses, particularly businesses with significant free cash flow generating potential and with a large-market focus similar to the Company's.

                                  THE OFFERING

Common Stock to be offered
by the Company.............  19,000,000 shares

Common Stock to be
outstanding after the
  Offering(1)..............  138,991,742 shares of Common Stock.

Use of Proceeds............  For general corporate purposes, including the possible repurchase of the outstanding shares of 12% Exchangeable Preferred Stock (the "12% Preferred Stock") and 12 1/4% Series A Senior Cumulative Exchangeable Preferred Stock (the
                             "12 1/4% Preferred Stock") of Chancellor Media Corporation of Los Angeles ("CMCLA"), the Company's indirect wholly owned operating subsidiary. Pending any such use, net proceeds will be used to reduce borrowings under the revolving credit portion of the Company's senior credit facility with a syndicate of commercial banks and other financial institutions (the "Senior Credit Facility"), and any excess will be invested in short-term investment grade securities. Amounts not used in connection with the proposed repurchase of the 12% Preferred Stock and the 12 1/4% Preferred Stock will be available for general corporate purposes (including financing of the Bonneville Option, the SFX Exchange, the Capitol Broadcasting Acquisition and the potential Capstar Transaction, if the conditions precedent to its effectiveness are satisfied, and the possible redemption, repurchase or repayment of other indebtedness of the Company and its subsidiaries), subject to compliance with certain conditions. See "Risk Factors -- Possible Non-Consummation of, or Increased Cost of, Proposed Repurchase of 12 1/4% Preferred Stock and 12% Preferred Stock" and "Use of Proceeds."

Nasdaq National Market
Symbol of Common Stock.....  AMFM
---------------

(1) Shares outstanding are as of January 31, 1998. Excludes (i) 6,678,866 shares of Common Stock that may be issued from time to time upon the exercise of vested employee and director stock options having exercise prices ranging from $0.01 to $37.31 per share, (ii) 2,043,136 shares of Common Stock that may be issued from time to time upon exercise of currently unvested employee and director stock options having exercise prices ranging from $6.17 to $37.31 per share (iii) 1,017,889 shares of Common Stock issuable upon exercise of options authorized but not yet granted under the Company's employee and director stock option plans, (iv) 11,980,000 shares of Common Stock issuable upon conversion of the Company's $3.00 Convertible Exchangeable Preferred Stock (the "$3.00 Convertible Preferred Stock") and
    (v) 6,079,088 shares of Common Stock issuable upon conversion of the Company's 7% Convertible Preferred Stock (the "7% Convertible Preferred Stock").

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

     The summary pro forma financial information set forth below under Company Pro Forma presents adjustments for (i) in the case of the Operating Data and Other Data, the Completed Transactions, the Bonneville Option, the SFX Exchange and financing transactions undertaken by the Company and Chancellor during 1996 and 1997, as if such transactions had occurred on January 1, 1996 and (ii) in the case of the Balance Sheet Data, the Completed Transactions consummated after September 30, 1997, the Bonneville Option, the SFX Exchange and the offering (the "8 1/8% Notes Offering") in December 1997 of $500.0 million aggregate principal amount of the Company's 8 1/8% Senior Subordinated Notes due 2007 (the "8 1/8% Notes"), as if such transactions had occurred on September 30, 1997. For information regarding the assumptions and adjustments used in preparing the Company Pro Forma data, see the Form 8-K/A, incorporated by reference herein.

     The summary pro forma financial information set forth below under Company Pro Forma As Adjusted for the Offering presents adjustments for (i) in the case of the Operating Data and Other Data, the Completed Transactions, the Bonneville Option, the SFX Exchange, financing transactions undertaken by the Company and Chancellor during 1996 and 1997, and the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds," as if such transactions had occurred on January 1, 1996 and (ii) in the case of the Balance Sheet Data, the Completed Transactions consummated after September 30, 1997, the Bonneville Option, the SFX Exchange, the 8 1/8% Notes Offering and the Offering and the application of the net proceeds therefrom as described under "Use of Proceeds," as if such transactions had occurred on September 30, 1997.

     The information set forth under Company Pro Forma As Adjusted for the Offering assumes that all of the outstanding shares of 12% Preferred Stock and 12 1/4% Preferred Stock will be repurchased and retired pursuant to a tender offer, certain permitted redemptions, negotiated purchases or open-market transactions. The pro forma data is based on assumed premiums (which includes accrued and unpaid dividends) to be paid to holders of 12% Preferred Stock and 12 1/4% Preferred Stock, and other assumptions relating to such repurchases. No assurance can be given that the actual premiums paid in connection with any such repurchases made by the Company will not be greater, perhaps by a substantial amount, than the amounts assumed in the pro forma data. In addition, there can be no assurance that any shares of 12% Preferred Stock and 12 1/4% Preferred Stock will be repurchased by the Company. See "Risk Factors -- Possible Non-Consummation of, or Increased Cost of, Proposed Repurchase of 12 1/4% Preferred Stock and 12% Preferred Stock" and "Use of Proceeds."

     The summary pro forma financial information does not give effect to the recently announced Capitol Broadcasting Acquisition or the potential Capstar Transaction. See "Prospectus Supplement Summary -- Recent
Developments -- Pending Transactions -- Capitol Broadcasting Acquisition" and "Prospectus Supplement Summary -- Recent Developments -- Potential Capstar Transaction" for a description of these transactions.

     The pro forma information set forth below is not necessarily indicative of the operating results or financial position that would have been achieved had such transactions actually been consummated on the dates specified nor is it indicative of the Company's operating results or financial position for any future periods or dates.

                                                       YEAR ENDED                           NINE MONTHS ENDED
                                                   DECEMBER 31, 1996                        SEPTEMBER 30, 1997
                                          ------------------------------------   ----------------------------------------
                                                                     COMPANY                                    COMPANY
                                                                    PRO FORMA                                  PRO FORMA
                                                                   AS ADJUSTED                                AS ADJUSTED
                                           COMPANY      COMPANY      FOR THE        COMPANY       COMPANY       FOR THE
                                          HISTORICAL   PRO FORMA    OFFERING     HISTORICAL(1)   PRO FORMA     OFFERING
                                          ----------   ---------   -----------   -------------   ----------   -----------
                                                         (IN THOUSANDS, EXCEPT PER SHARE AND MARGIN DATA)
OPERATING DATA:
Net revenues............................  $  293,850   $898,476    $  898,476     $  333,283     $ 724,397    $  724,397
Operating expenses excluding
  depreciation and amortization.........     174,344    533,865       533,865        184,713       420,879       420,879
Operating income (loss).................      17,960    (19,825)      (19,825)        32,538        14,107        14,107
Interest expense, net...................      37,050    204,877       172,625         45,036       153,658       129,469
Dividends and accretion on preferred
  stock of subsidiary...................          --     38,400            --          2,779        30,100            --
Net loss................................     (16,194)  (202,004)     (142,640)        (6,491)     (122,705)      (76,882)
Preferred stock dividends...............       3,820     25,670        25,670          5,748        19,316        19,316
Net loss attributable to common
  stockholders..........................     (20,014)  (227,674)     (168,310)       (12,239)     (142,021)      (96,198)
Basic and diluted loss per common
  share(2)(3)...........................  $    (0.33)  $  (1.91)   $    (1.22)    $    (0.14)    $   (1.19)   $    (0.70)
Weighted average common shares
  outstanding(2)........................      60,414    118,927       137,927         87,690       119,102       138,102
OTHER DATA:
Broadcast cash flow(4)..................  $  119,506   $364,611    $  364,611     $  148,570     $ 303,518    $  303,518
Broadcast cash flow margin..............          41%        41%           41%            45%           42%           42%
EBITDA(4)...............................  $  111,709   $340,662    $  340,662     $  136,924     $ 277,410    $  277,410
BALANCE SHEET DATA (END OF PERIOD):
Working capital, excluding current
  portion of long-term debt.............  $   67,921                              $  123,805     $ 142,148    $  142,148
Total assets............................   1,020,959                               4,213,376     5,115,612     5,115,612
Long-term debt (including current
  portion)(5)...........................     358,000                               1,857,000     2,678,601     2,217,858
Redeemable preferred stock..............          --                                 338,566       338,566            --
Stockholders' equity....................  $  549,411                              $1,508,666     $1,508,666   $2,307,975

---------------

(1) Certain reclassifications have been made to the Company's historical financial statements for the nine months ended September 30, 1997 to conform to the presentation which will be reflected in the Company's audited financial statements for the year ended December 31, 1997.

(2) Gives effect to the two-for-one common stock split effected in the form of a stock dividend paid on January 12, 1998 and to the three-for-two common stock split effected in the form of a stock dividend paid on August 26, 1996, retroactively for all periods presented.

(3) The Company adopted the provisions of SFAS No. 128, Earnings Per Share, effective for the year ended December 31, 1997. In accordance with SFAS No. 128, the Company has applied these provisions on a retroactive basis. Basic and diluted loss per common share does not differ from previously reported primary loss per share information for the historical information presented herein due to the Company's loss position.

(4) Broadcast cash flow consists of operating income excluding depreciation and amortization, corporate general and administrative expense and other non-cash and non-recurring charges. EBITDA consists of operating income excluding depreciation and amortization and other non-cash and non-recurring charges. Although broadcast cash flow and EBITDA are not calculated in accordance with generally accepted accounting principles, the Company believes that broadcast cash flow and EBITDA are widely used as a measure of operating performance. Nevertheless, these measures should not be considered in isolation or as a substitute for operating income, cash flows from operating activities or any other measure for determining the Company's operating performance or liquidity that is calculated in accordance with generally accepted accounting principles. Broadcast cash flow and EBITDA do not take into account the Company's debt service requirements and other commitments and, accordingly, broadcast cash flow and EBITDA are not necessarily indicative of amounts that may be available for reinvestment in the Company's business or other discretionary uses.

(5) The current portion of the Company's long-term debt at December 31, 1996 and September 30, 1997 was $26,500 and $0, respectively.

                                  RISK FACTORS

     Prospective investors should carefully consider, in addition to the other information contained or incorporated by reference into this Prospectus Supplement and the accompanying Prospectus, the following factors before purchasing the shares of Common Stock offered hereby.

SUBSTANTIAL LEVERAGE; HISTORY OF NET LOSSES

     The Company has consolidated indebtedness that is substantial in relation to its stockholders' equity. The Company is subject to the terms of the Senior Credit Facility, the indentures (the "Indentures") governing the Company's
9 3/8% Senior Subordinated Notes due 2004 (the "9 3/8% Notes"), 8 3/4% Senior Subordinated Notes due 2007 (the "8 3/4% Notes"), 10 1/2% Senior Subordinated Notes due 2007 (the "10 1/2% Notes"), and the 8 1/8% Notes, and the certificates of designation governing the 12 1/4% Preferred Stock and the 12% Preferred Stock. The Senior Credit Facility, the Indentures and such certificates of designation limit, but do not prohibit, the incurrence of additional indebtedness by the Company. As of September 30, 1997, the Company had outstanding long-term indebtedness of approximately $1.86 billion and redeemable preferred stock with an aggregate liquidation preference of $338.6 million, an accumulated deficit of $125.8 million and stockholders' equity of $1.51 billion. As of September 30, 1997, on a pro forma basis after giving effect to those Completed Transactions consummated after such date, the Bonneville Option, the SFX Exchange, the 8 1/8% Notes Offering and the Offering and the application of the net proceeds therefrom (assuming that all of the outstanding shares of 12% Preferred Stock and 12 1/4% Preferred Stock are repurchased by the Company), but without giving effect to the Capitol Broadcasting Acquisition and the potential Capstar Transaction, the Company would have had outstanding long-term indebtedness of approximately $2.22 billion, an accumulated deficit of $191.7 million and stockholders' equity of $2.31 billion. See "Prospectus Supplement Summary -- Summary Historical and Pro Forma Financial Data," "Risk
Factors -- Possible Non-Consummation of, or Increased Cost of, Proposed Repurchase of 12 1/4% Preferred Stock and 12% Preferred Stock," "Capitalization" and "Use of Proceeds." In addition to the foregoing long-term indebtedness, it is expected that the Company will finance the Capitol Broadcasting Acquisition through the incurrence of as much as approximately $72.0 million in additional long-term indebtedness, and that the Company will finance the potential Capstar Transaction through the incurrence of as much as approximately $584.5 million in additional long-term indebtedness. Of the amount required to finance the potential Capstar Transaction, the Company expects that $340.3 million will be required immediately upon consummation of the Capstar/SFX Acquisition (which amount includes the Capstar Loan) and $244.2 million will be required over the three year period in which the Capstar/SFX Stations will be acquired. Furthermore, assuming that the conditions precedent to effectiveness of the potential Capstar Transaction are satisfied, upon consummation of the Capstar/SFX Acquisition, the SFX Exchange will be terminated, and accordingly, the Company would not incur $11.0 million in long-term indebtedness in order to finance the SFX Exchange.

     The degree to which the Company is leveraged could have material consequences to the Company and the holders of Common Stock, including, but not limited to the following: (i) the Company's ability to obtain additional financing in the future for acquisitions, working capital, capital expenditures, and general corporate or other purposes may be impaired, (ii) a substantial portion of the Company's cash flow will be required for debt service under the Senior Credit Facility, the 9 3/8% Notes, the 8 3/4% Notes, the 10 1/2% Notes, and the 8 1/8% Notes, and, as a result, will not be available for other purposes, (iii) to the extent the Company is not successful in repurchasing the 12% Preferred Stock and the 12 1/4% Preferred Stock, commencing in February 2001, the Company will have substantial cash dividend requirements on the 12 1/4% Preferred Stock and, commencing in January 2002, on the 12% Preferred Stock (the Company may, but is not required to, pay cash dividends on such securities prior to such date, and has paid the most recent dividends on such instruments in cash), (iv) the Company's ability to declare and pay cash dividends on the $3.00 Convertible Preferred Stock, the 7% Convertible Preferred Stock and the Common Stock will be limited by the terms of the Senior Credit Facility, the Indentures and the certificates of designation governing the 12% Preferred Stock and the 12 1/4% Preferred Stock, (v) the Company's level of indebtedness could make it more vulnerable to economic downturns, limit its ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions, (vi) certain of the Company's borrowings are and will continue to be at variable rates of interest, which causes the Company to be vulnerable to increases in interest rates and (vii) the agreements governing the Company's long-term debt (and, to a lesser extent, the 12 1/4% Preferred Stock and the 12% Preferred Stock) contain numerous restrictive operating and financial covenants with which it must comply. The failure by the Company to comply with such covenants in such debt instruments could result in an event of default thereunder, which could permit acceleration of the obligations under such instruments and in some cases acceleration of obligations under other instruments that contain cross-default or cross-acceleration provisions.

     The ability of the Company to pay cash dividends on the $3.00 Convertible Preferred Stock, the 7% Convertible Preferred Stock and the Common Stock and to satisfy its obligations under the Senior Credit Facility, the Indentures and the certificates of designation governing the 12 1/4% Preferred Stock and the 12% Preferred Stock will depend upon the Company's future operating performance. Such operating performance will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control. The Company anticipates that its operating cash flow, together with borrowings under the Senior Credit Facility, will be sufficient to meet its operating expenses and to service its debt and preferred stock dividend requirements as they become due. However, if the Company is unable to service its indebtedness, whether upon acceleration of such indebtedness or in the ordinary course of business, it will be forced to pursue one or more alternative strategies such as selling assets, restructuring or refinancing its indebtedness, or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all, or that the approval of the FCC could be obtained on a timely basis, or at all, for the transfer of any of the stations' licenses in connection with a proposed sale of assets.

     The Company has historically experienced, on a consolidated basis, net losses, principally as a result of significant interest charges, certain non-recurring expenses and depreciation and amortization charges relating to the acquisition of radio broadcasting stations. The Company's net loss attributable to common stockholders for the years ended December 31, 1994, 1995 and 1996 and for the nine months ended September 30, 1997 was $8.4 million, $10.7 million, $20.0 million and $12.2 million, respectively. On a pro forma basis, after giving effect to the Completed Transactions, the Bonneville Option, the SFX Exchange, financing transactions undertaken by the Company and Chancellor during 1996 and 1997, and the Offering and the application of the net proceeds therefrom (assuming that all of the outstanding shares of 12% Preferred Stock and 12 1/4% Preferred Stock are repurchased by the Company), but without giving effect to the Capitol Broadcasting Acquisition and the potential Capstar Transaction, the Company's net loss attributable to common stockholders for the year ended December 31, 1996 and the nine months ended September 30, 1997 would have been $168.3 million and $96.2 million, respectively. The acquisition of radio broadcasting stations and business related thereto has been and will continue to be an important part of the Company's operating strategy, and the Company expects that amortization charges and interest expenses relating to past and possible future acquisitions will continue to have a significant adverse effect on the Company's reported results.

POSSIBLE NON-CONSUMMATION OF, OR INCREASED COST OF, PROPOSED REPURCHASE OF 12 1/4% PREFERRED STOCK AND 12% PREFERRED STOCK

     Except under certain circumstances applicable to a portion of each issue, neither the 12 1/4% Preferred Stock nor the 12% Preferred Stock is currently redeemable at the option of the Company. The Company anticipates that it will attempt to repurchase the non-redeemable portion of the 12 1/4% Preferred Stock and the 12% Preferred Stock shortly after completion of the Offering. However, the decision whether to sell shares of 12% Preferred Stock or 12 1/4% Preferred Stock by the holders thereof will be entirely within the discretion of the holders based on the price offered by the Company, the terms and conditions of the offer and other factors deemed relevant by a holder. There can be no assurance that the Company will be able to repurchase all shares of 12% Preferred Stock or the 12 1/4% Preferred Stock, as to the amount of securities of either series that may be repurchased or as to the prices at which any repurchase will be made. In addition, the Company reserves the right not to seek to repurchase either or both of the 12% Preferred Stock and 12 1/4% Preferred Stock based on prevailing market prices for such preferred stock and other factors which the Company deems relevant.

NECESSITY OF GOVERNMENTAL REVIEWS AND APPROVALS PRIOR TO CONSUMMATION OF THE PENDING TRANSACTIONS

     Approval of the FCC is required for the issuance, renewal or transfer of radio broadcast station operating licenses. In addition, the consummation of each of the Bonneville Option, the SFX Exchange, the Capitol Broadcasting Acquisition and the potential Capstar Transaction, if the conditions precedent to its effectiveness are satisfied, is, and any future transactions undertaken by the Company likely will be, conditioned upon the expiration or termination of the applicable waiting period under the HSR Act. To date, (i) the FCC has approved the SFX Exchange and such approval has become a final, nonappealable order, (ii) the FCC has approved the transfer of two of the six stations involved in the Bonneville Option, but such approvals have not become final, nonappealable orders, (iii) the FCC has not yet approved the Capitol Broadcasting Acquisition, (iv) the FCC's approval has not yet been sought regarding the potential Capstar Transaction, (v) the waiting period required under the HSR Act for the Bonneville Option has been terminated, (vi) the waiting period required under the HSR Act for the SFX Exchange and the Capitol Broadcasting Acquisition have not expired or been terminated and (vii) the Company has not yet requested that the waiting period required under the HSR Act for the potential Capstar Transaction expire or be terminated. See "-- Antitrust Matters" below.

INTEGRATION OF ACQUISITIONS; OPERATION OF KATZ AND RADIO NETWORK

     As a result of the Completed Transactions the Company holds, and if the Bonneville Option, the Capitol Broadcasting Acquisition and the potential Capstar Transaction are consummated, the Company will hold, a significantly larger portfolio of radio stations than the Company has held in the past. In addition, management is regularly involved in discussions with third parties regarding potential acquisitions, and the Company may pursue an active acquisition strategy that could result in additional expansion in the future. As a result of the Company's acquisition strategy, the Company's management is required to manage a substantially larger radio station group than historically has been the case. The Company's future operations and earnings will be largely dependent on the Company's ability to integrate the stations recently acquired and proposed to be acquired. The Company must, among other things, integrate management and employee personnel and combine certain administrative procedures. There can be no assurance that the Company will successfully integrate the stations recently acquired and proposed to be acquired, and the failure to do so could have a material adverse effect on the Company's results of operations and financial condition. In addition, the need to focus management's attention on the integration of these stations may limit the ability of the Company to successfully pursue other opportunities for a period of time.

     The acquisition strategy of the Company involves numerous other risks, including increasing leverage and debt service requirements, the diversion of management's attention from other business concerns and the potential loss of key employees of acquired stations. The availability of additional acquisition financing cannot be assured, and depending on the terms of the proposed acquisitions and financings, could be restricted by the terms of the Senior Credit Facility, the Indentures, the certificates of designation for the 12 1/4% Preferred Stock and the 12% Preferred Stock, and, to a lesser extent, the certificates of designation for the Company's 7% Convertible Preferred Stock and $3.00 Convertible Preferred Stock. There can be no assurance that any future acquisitions will not have a material adverse effect on the Company's financial condition and results of operations.

     With the Company's acquisition of Katz, the Company has entered into a line of business not previously undertaken by the Company on a national basis. Although the media representation business is related to the radio broadcasting business and the Company's subsidiaries have experience in certain aspects of the media representation business at the local radio station level, the Company, through its Katz subsidiaries, must operate the business of Katz and manage a significantly larger base of management and employee personnel performing national media representation functions. There can be no assurance that the Company will be able to successfully operate Katz. In addition, the need to focus management's attention on the operation of this business may limit the ability of the Company to successfully pursue other opportunities for a period of time.

     The Company, through The AMFM Radio Networks, is operating a new national radio network. Although certain of the Company's radio stations have syndicated programs created locally in the past, the

Company has not previously undertaken, at the national level, a radio network. The Company will compete with a number of established state and national radio network operators in this regard. There can be no assurance that the Company will be successful in operating a new national radio network.

COMPETITIVE NATURE OF RADIO BROADCASTING AND MEDIA REPRESENTATION

     The radio broadcasting industry is a highly competitive business. The success of each of the Company's stations is dependent, to a significant degree, upon its audience ratings and share of the overall advertising revenue within its market. The Company's stations compete for listeners and advertising revenue directly with other radio stations, as well as with other media, within their respective markets. The Company also competes with other broadcasting operators for acquisition opportunities, and prices for radio stations in major markets have increased significantly in recent periods. To the extent that the consolidation in the radio broadcasting industry continues, certain competitors may emerge with larger portfolios of major market radio stations, greater ability to deliver large audiences to advertisers and more access to capital resources than the Company. The audience ratings and market share for the Company are and will be subject to change and any adverse change in a particular market could have a material and adverse effect on the revenue of their stations located in that market. There can be no assurance that any one of the Company's stations will be able to maintain or increase its current audience ratings or advertising revenue market share.

     The radio broadcasting industry is also subject to competition from new media technologies that are being developed or introduced, such as the delivery of audio programming by cable television systems, direct broadcast satellite ("DBS") systems and other digital audio broadcasting formats to local and national audiences. In addition, the FCC has auctioned spectrum for a new satellite-delivered Digital Audio Radio Service ("DARS"). These actions may result in the introduction of several new national or regional multi-channel and multi-format satellite radio services with sound quality equivalent to compact discs. Another possible competitor to traditional radio is In Band On Channel ("IBOC") digital radio. IBOC could provide multi-channel, multi-format digital radio services in the same band width currently occupied by traditional AM and FM radio services. The Company cannot predict at this time the effect, if any, that any such new technologies may have on the radio broadcasting industry.

     The success of the Company's Katz media representation operations depends on Katz' ability to maintain and acquire representation contracts with radio and television stations and cable systems, the inventory of time Katz represents and the experience of Katz' executive management and sales personnel. The media representation business is highly competitive, both in terms of competition to gain client stations and to sell air time to advertisers. Katz competes not only with other independent and network media representatives but also with direct national advertising. Katz also competes on behalf of its clients for advertising dollars with other media such as newspapers and magazines, outdoor advertising, transit advertising, direct response advertising, yellow page directories and point of sale advertising.

ANTITRUST MATTERS

     As a result of the recent consolidation of ownership in the radio broadcast industry, the DOJ has been giving closer scrutiny to acquisitions in the industry, including certain transactions involving the Company. The consummation of each of the Bonneville Option, the Capitol Broadcasting Acquisition, the potential Capstar Transaction, if the conditions precedent to its effectiveness are satisfied, and the SFX Exchange (if not terminated upon consummation of the potential Capstar Transaction) is, and any future transactions undertaken by the Company likely will be, subject to notification filing requirements, applicable waiting periods and possible review by the DOJ or the United States Federal Trade Commission under the HSR Act. The DOJ has filed suit against the Company seeking to enjoin the SFX Exchange, and there can be no assurance as to the outcome of this litigation. DOJ review of certain transactions has caused, and may continue to cause, delays in anticipated consummations of certain transactions and, in some cases, may result in attempts by DOJ to enjoin such transactions or negotiate modifications of the proposed transactions. Such delays, injunctions and modifications could have an adverse effect on the Company and may result in the abandonment of certain otherwise attractive transactions.

     The DOJ has stated publicly that it has established certain revenue and audience share concentration benchmarks with respect to radio station acquisitions, above which a transaction may receive additional antitrust scrutiny. However, to date, the DOJ has also investigated transactions that do not meet or exceed these benchmarks and has cleared transactions that do exceed the benchmarks. Although the Company does not believe that its acquisition strategy as a whole will be adversely affected in any material respect by antitrust review (including review under the HSR Act) or by additional divestitures that the Company may have to make as a result of antitrust review, there can be no assurance that this will be the case.

RADIO BROADCASTING INDUSTRY SUBJECT TO FEDERAL REGULATION

     The radio broadcasting industry is subject to extensive regulation by the FCC under the Communications Act of 1934, as amended (as amended by the 1996 Act, the "Communications Act"). Approval of the FCC is required for the issuance, renewal or transfer of radio broadcast station operating licenses. See "-- Necessity of Governmental Reviews and Approvals Prior to Consummation of the Pending Transactions" above. In particular, the Company's business is dependent upon its continuing to hold radio broadcasting licenses from the FCC that are issued for terms of up to eight years. While in the vast majority of cases such licenses are renewed by the FCC, there can be no assurance that any of the stations' licenses will be renewed at their expiration dates, or that renewals, if granted, will not include conditions or qualifications that could adversely affect the Company's operations. In addition, the Communications Act and FCC rules restrict alien ownership and voting of capital stock of, and participations in the affairs of, the Company. Moreover, laws, regulations and policies may be changed significantly over time and there can be no assurance that such changes will not have a material adverse affect on the business, financial condition and results of operations of the Company.

     The 1996 Act, which amended the Communications Act in a number of important respects, has created significant new opportunities for radio broadcasters, but also has created uncertainties as to how the FCC and the courts will enforce and interpret the 1996 Act. Although the 1996 Act eliminated the national ownership ceiling previously applicable to radio broadcasters and also loosened restrictions previously applicable to ownership within single markets, significant restrictions remain on permitted levels of local ownership. In markets with 45 or more stations, ownership is limited to eight stations, no more than five of which can be FM or AM; in markets with 30-44 stations, ownership is limited to seven stations, no more than four of which can be FM or AM; in markets with 15-29 stations, ownership is limited to six stations, no more than four of which can be FM or AM; and in markets with 14 or fewer stations, ownership is limited to no more than 50% of the market's total and no more than three AM or FM. Compliance with the FCC's multiple ownership rules is expected to cause the Company and other radio broadcasters to forego acquisition opportunities that they might otherwise wish to pursue. Compliance with these rules by third parties may also have a significant impact on the Company as, for example, in precluding the consummation of swap transactions that would cause such third parties to violate multiple ownership rules.

     Hicks Muse, through its ownership of a majority of outstanding capital stock of Capstar, has an attributable interest in Capstar. In addition, four of the Company's directors -- Thomas O. Hicks, Lawrence D. Stuart, Jr., Eric C. Neuman and Steven Dinetz -- are directors and/or executive officers of Capstar and therefore have attributable interests in Capstar, and Messrs. Hicks, Stuart and Neuman are officers of Hicks Muse. Capstar presently owns or proposes to acquire over 300 radio stations in numerous markets (mainly mid-size and small) throughout the United States. Hicks Muse and Messrs. Hicks and Neuman also have attributable interests in Sunrise Broadcasting, Inc. ("Sunrise"), which owns or proposes to acquire six television stations in six markets and in LIN Television Corporation ("LIN"), which owns or operates 11 television stations in eight markets. Under the FCC's rules, these broadcast interests are attributed to the Company. If any such radio broadcast interests overlap with the Company's directly-held radio broadcast interests in the Company's markets, such interests are combined with the Company's interests in such markets when determining compliance with the multiple ownership rules. In addition, under the FCC's one-to-a-market rules, a party may not have attributable interests in radio stations and a television station in the same market unless a waiver is granted by the FCC. Although none of the television stations owned through Sunrise and LIN overlap with any of the stations owned or to be acquired by the Company in any of its markets, there can be no assurance that, in the future, such overlaps will not occur. As a result of these attributable interests, the Company's future acquisition strategy may be adversely affected. There can be no assurance that these additional attributable interests will not have a material adverse effect on the Company's future acquisition strategy or on the business, financial condition and results of operations of the Company.

CONFLICT OF INTEREST

     As described above (see "-- Radio Broadcasting Industry Subject to Federal Regulation"), Hicks Muse and certain of the Company's directors have interests in Capstar, which owns or proposes to acquire over 300 radio stations in a number of states, in Sunrise, which owns or proposes to acquire six television stations in six markets, and in LIN, which owns or operates 11 television stations in eight markets. Hicks Muse and these directors may in the future acquire interests in, manage or otherwise control other radio or television stations or other entertainment and communications media.

     Directors of the Company who are also directors and/or executive officers of Capstar, Sunrise or LIN may have conflicts of interest with respect to matters potentially or actually involving or affecting the Company and Capstar, Sunrise or LIN, such as acquisitions, operations, financings and other corporate opportunities that may be suitable for both the Company and Capstar, Sunrise or LIN. To the extent that such opportunities arise, these directors may consult with their legal advisors and make determinations with respect to such opportunities after consideration of a number of factors, including whether such opportunities are presented to any such director in his capacity as a director of the Company, whether such opportunities are consistent with the Company's strategic objectives and whether the Company will be able to undertake or benefit from such opportunities. In addition, determinations may be made by the Company's Board of Directors, when appropriate, by a vote of some or all of the disinterested directors only. However, no assurances can be given that such disinterested director approval will be sought or that any such conflicts will be resolved in favor of the Company.

CONTROL OF THE COMPANY

     After giving effect to the Offering, Thomas O. Hicks and affiliates of Hicks Muse will hold approximately 12% of the outstanding primary shares of the Common Stock of the Company, and Scott K. Ginsburg will hold approximately 3% of the outstanding primary shares of the Common Stock of the Company. Additionally, three directors of the Company are also principals or executive officers of Hicks Muse. Accordingly, Mr. Hicks and Hicks Muse will have substantial influence over the management and policies of the Company and on all matters submitted to a vote of the holders of Common Stock of the Company, and the combined voting power of Mr. Hicks, Hicks Muse and Mr. Ginsburg may have the effect of discouraging certain types of transactions involving an actual or potential change of control of the Company.

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

     The Senior Credit Facility, the Indentures and the certificates of designations for the Company's preferred stock each contain certain covenants that restrict, among other things, the Company's ability to incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, consummate certain asset sales, enter into certain transactions with affiliates, impose restrictions on the ability of a subsidiary to pay dividends or make certain payments to the Company, enter into sale and leaseback transactions, conduct business other than the ownership and operation of radio broadcast stations and businesses related thereto, merge or consolidate with any other person or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of the assets of the Company. The Senior Credit Facility requires the Company to maintain specified financial ratios and to satisfy certain financial condition tests. The Company's ability to meet those financial ratios and financial condition tests can be affected by events beyond its control, and there can be no assurance that the Company will meet those tests. A breach of any of these covenants could result in a default under the Senior Credit Facility, the Indentures and other financial documents. In the event of an event of default under the Senior Credit Facility or the Indentures, the lenders thereunder could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. In the case of the Senior Credit Facility, if the Company were unable to repay those amounts, the lenders thereunder could, subject to compliance with applicable FCC rules, proceed against the collateral granted to them to secure that indebtedness. If indebtedness under the Senior Credit

Facility were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full that indebtedness and the other indebtedness of the Company.

LIMITATION ON ABILITY TO PAY DIVIDENDS

     The Company is a holding company with no significant assets other than the common stock of Chancellor Mezzanine Holdings Corporation, which is also a holding company that owns, directly and indirectly, all of the outstanding common stock of CMCLA. Consequently, the Company is ultimately dependent on dividends and other funds from CMCLA to meet its obligations, including with respect to dividends on the $3.00 Convertible Preferred Stock, the 7% Convertible Preferred Stock and the Common Stock. The Senior Credit Facility, the Indentures and the certificates of designation governing the 12% Preferred Stock and the 12 1/4% Preferred Stock limit, but do not prohibit, the payment of dividends by CMCLA.

     In addition to these restrictions, under Delaware law, the Company is permitted to pay dividends on its capital stock, including the $3.00 Convertible Preferred Stock, the 7% Convertible Preferred Stock and the Common Stock, only out of its surplus or, in the event that it has no surplus, out of its net profits for the year in which a dividend is declared or for the immediately preceding fiscal year. Surplus is defined as the excess of a company's total assets over the sum of its total liabilities plus the par value of its outstanding capital stock. In order to pay dividends in cash, the Company must have surplus or net profits equal to the full amount of the cash dividend at the time such dividend is declared. In determining the Company's ability to pay dividends, Delaware law permits the board of directors of the Company to revalue the Company's assets and liabilities from time to time to their fair market values in order to create surplus. The Company cannot predict what the value of its assets or the amount of its liabilities will be in the future and, accordingly, there can be no assurance that the Company will be able to pay dividends on the $3.00 Convertible Preferred Stock, the 7% Convertible Preferred Stock or the Common Stock. The Company intends to retain future earnings for use in its business and does not anticipate paying any cash dividends on shares of its Common Stock in the foreseeable future.

DEPENDENCE ON KEY PERSONNEL

     The Company's business is dependent upon the performance of certain key individuals, including Thomas O. Hicks, the Chairman of the Company; Scott K. Ginsburg, the President and Chief Executive Officer of the Company; James de Castro, the Chief Operating Officer of the Company; and Matthew E. Devine, the Chief Financial Officer of the Company. The loss of the services of Mr. Hicks, Mr. Ginsburg, Mr. de Castro or Mr. Devine could have a material and adverse effect on the Company.

UNCERTAINTY AS TO MARKET PRICE OF THE COMMON STOCK

     Because the market price of the Common Stock is subject to fluctuation, the market value of the shares of the Common Stock may increase or decrease prior to and following the consummation of the Offering. There can be no assurance that at or after the consummation of the Offering the shares of the Common Stock will trade at the prices at which such shares have traded in the past. The prices at which the Common Stock trades after the consummation of the Offering may be influenced by many factors, including the liquidity of the Common Stock, investor perceptions of the Company and the radio broadcasting industry, the operating results of the Company and its subsidiaries, the Company's dividend policy, possible future changes in regulation of the radio broadcasting industry and general economic and market conditions.

DILUTION

     Persons purchasing shares of Common Stock at the offering price will incur immediate dilution in net tangible book value per share of Common Stock. As of September 30, 1997, after giving effect to the Completed Transactions, the Bonneville Option, the SFX Exchange and the 8 1/8% Notes Offering, but without giving effect to the Capitol Broadcasting Acquisition and the potential Capstar Transaction, the Company would have had an adjusted consolidated negative net tangible book value of approximately $3.10 billion, or $26.00 per share of Common Stock. "Net Tangible Book Value" per share represents the total amount of tangible assets of the Company, less the total amount of liabilities of the Company, divided by the number of shares of Common Stock outstanding (excluding for this purpose shares of Common Stock issuable upon exercise of outstanding employee and director stock options and shares of Common Stock issuable upon conversion of the Company's convertible preferred stock). After giving effect to the Completed Transactions, the Bonneville Option, the SFX Exchange, the 8 1/8% Notes Offering and the sale of 19,000,000 shares of Common Stock offered hereby at a public offering price of $47.25 per share, after deducting underwriting discounts and commissions and estimated offering expenses, but without giving effect to the Capitol Broadcasting Acquisition and the potential Capstar Transaction, the Company's adjusted consolidated negative net tangible book value at September 30, 1997, would have been approximately $2.30 billion, or $16.64 per share of Common Stock. This represents an immediate increase in net tangible book value of $9.36 per share to existing stockholders and an immediate dilution of $63.89 per share to new investors purchasing shares in this Offering. "Dilution" per share represents the difference between the price per share to be paid by the new investors and the pro forma consolidated negative net tangible book value per share at September 30, 1997.

FORWARD-LOOKING STATEMENTS

     This Prospectus Supplement and the accompanying Prospectus, including the documents incorporated by reference herein and therein, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Supplement Summary," "Risk Factors," and "Business," as well as within the Prospectus Supplement and the accompanying Prospectus generally. In addition, when used in this Prospectus Supplement or the accompanying Prospectus, the words "believes," "anticipates," "expects" and similar expressions are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: substantial leverage and the history of net losses; the necessity of governmental approvals for certain pending transactions; certain risks associated with the integration of acquisitions and operation of related businesses; competition; government regulation; conflicts of interest; general economic and business conditions; dependence on key personnel; terms of the Company's indebtedness; limitations on the Company's ability to pay dividends; and other factors included or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. These forward-looking statements speak only as of the date of this Prospectus Supplement. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                                 CAPITALIZATION

     The following table sets forth (i) the actual capitalization of the Company at September 30, 1997, (ii) the pro forma capitalization of the Company giving effect to those Completed Transactions consummated since September 30, 1997, the Bonneville Option, the SFX Exchange and the 8 1/8% Notes Offering and (iii) such pro forma capitalization of the Company as further adjusted for the Offering and the application of the net proceeds therefrom to repurchase all of the outstanding shares of 12% Preferred Stock and the 12 1/4% Preferred Stock and to reduce borrowings under the Senior Credit Facility. See "Risk Factors -- Possible Non-Consummation of, or Increased Cost of, Proposed Repurchase of
12 1/4% Preferred Stock and 12% Preferred Stock" and "Use of Proceeds." The information in the following table does not give effect to the Capitol Broadcasting Acquisition or the potential Capstar Transaction.

                                                                                        COMPANY
                                                                                       PRO FORMA
                                                                                      AS ADJUSTED
                                                                         COMPANY        FOR THE
                                                          ACTUAL(1)    PRO FORMA(2)    OFFERING
                                                          ----------   ------------   -----------
                                                                  (DOLLARS IN THOUSANDS)
Long-term Debt:
  Senior Credit Facility(3).............................  $1,457,000    $1,678,601    $1,217,858(4)
  9 3/8% Senior Subordinated Notes due 2004.............     200,000       200,000       200,000
  8 3/4% Senior Subordinated Notes due 2007.............     200,000       200,000       200,000
  10 1/2% Senior Subordinated Notes due 2007(5).........          --       100,000       100,000
  8 1/8% Senior Subordinated Notes due 2007(6)..........          --       500,000       500,000
                                                          ----------    ----------    ----------
          Total Long-term Debt..........................   1,857,000     2,678,601     2,217,858(4)
Redeemable Preferred Stock:
  12 1/4% Series A Senior Cumulative Exchangeable
     Preferred Stock....................................     121,233       121,233            --(7)
  12% Exchangeable Preferred Stock......................     217,333       217,333            --(7)
Stockholders' Equity(8):
  7% Convertible Preferred Stock........................     111,048       111,048       111,048
  $3.00 Convertible Exchangeable Preferred Stock........     299,500       299,500       299,500
  Common Stock..........................................         596           596           786
  Additional Paid-in Capital............................   1,223,273     1,223,273     2,088,293
  Accumulated Deficit...................................    (125,751)     (125,751)     (191,652)(7)
                                                          ----------    ----------    ----------
     Total Stockholders' Equity.........................   1,508,666     1,508,666     2,307,975
                                                          ----------    ----------    ----------
          Total Capitalization..........................  $3,704,232    $4,525,833    $4,525,833(4)
                                                          ==========    ==========    ==========

---------------

(1) Certain reclassifications have been made to the Company's historical financial statements for the nine months ended September 30, 1997 to conform to the presentation which will be reflected in the Company's audited financial statements for the year ended December 31, 1997.

(2) For information regarding the assumptions and adjustments used in preparing the pro forma data set forth under Company Pro Forma, see the Form 8-K/A incorporated by reference herein.

(3) The Senior Credit Facility provides for a total commitment of $2.50 billion, consisting of a $1.60 billion reducing revolving credit facility and a $900.0 million term loan facility.

(4) Does not give effect to borrowings that the Company expects to make in order to finance the Capitol Broadcasting Acquisition and the potential Capstar Transaction. The Company expects that it will finance the Capitol Broadcasting Acquisition through borrowings of as much as approximately $72.0 million under the Senior Credit Facility, and that it will finance the potential Capstar Transaction through borrowings of as much as approximately $584.5 million under the Senior Credit Facility. Of the amount required to finance the potential Capstar Transaction, the Company expects that $340.3 million will be required immediately upon consummation of the Capstar/SFX Acquisition (which amount includes the Capstar Loan) and $244.2 million will be required over the three year period in which the Capstar/SFX Stations will be acquired. Furthermore, assuming that the conditions precedent to effectiveness of the potential Capstar Transaction are satisfied, upon consummation of the Capstar/SFX Acquisition, the SFX Exchange will be terminated, and, accordingly, the Company would not borrow $11.0 million under the Senior Credit Facility in order to finance the SFX Exchange.

(5) Represents the 10 1/2% Notes assumed by the Company upon consummation of the acquisition of Katz on October 28, 1997.

(6) Represents the 8 1/8% Notes issued by the Company in the 8 1/8% Notes Offering on December 22, 1997 for net proceeds of $485.0 million.

(7) Reflects the use of a portion of the proceeds of the Offering to pay premiums and accrued and unpaid dividends on the repurchase of all of the outstanding shares of 12% Preferred Stock and 12 1/4% Preferred Stock. No assurance can be given that the actual premiums paid in connection with any repurchase by the Company will not be greater, perhaps by a substantial amount, than the amounts assumed in the pro forma data. In addition, there can be no assurance that any shares of 12% Preferred Stock and 12 1/4% Preferred Stock will be repurchased by the Company. See "Risk
    Factors -- Possible Non-Consummation of, or Increased Cost of, Proposed Repurchase of 12 1/4% Preferred Stock and 12% Preferred Stock" and "Use of Proceeds."

(8) Assumes no exercise of the Underwriters' over-allotment option.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the shares of Common Stock offered hereby are estimated to be $865.2 million ($995.1 million if the Underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated expenses of the Offering. Initially, such net proceeds will be used to repay borrowings under the revolving credit portion of the Senior Credit Facility. At March 1, 1998, approximately $698.0 million was outstanding under the revolving credit portion of the Senior Credit Facility, and the effective interest rate on such borrowings was 7.0% per annum. These borrowings had been incurred to finance the Chancellor Merger, the acquisition of Katz and other Completed Transactions. To the extent that the net proceeds to the Company from the sale of the shares of Common Stock offered hereby exceed outstanding borrowings under the revolving credit portion of the Senior Credit Facility, the Company will invest any excess in short-term investment grade securities, pending use for general corporate purposes, including those described below.

     Following consummation of the Offering, the Company anticipates that it will attempt to repurchase all outstanding shares of 12% Preferred Stock and 12 1/4% Preferred Stock. Such repurchases may be effected through open market or privately negotiated purchases, through a tender offer, through certain redemption provisions contained in the certificates of designation for the 12% Preferred Stock and 12 1/4% Preferred Stock, or through one or more combinations of such methods, and may be effected in part by a preferred equity offering by CMCLA. The Company may also explore the possibility of exchanging the 12% Preferred Stock and 12 1/4% Preferred Stock for exchange debentures pursuant to and as permitted by the respective certificates of designation for such preferred stock, and repurchasing such exchange debentures following such exchange. The Company intends to finance any repurchase of shares of 12% Preferred Stock and 12 1/4% Preferred Stock (or the related exchange debentures or, potentially, any preferred equity issued by CMCLA in connection with a partial redemption of the 12% Preferred Stock or the 12 1/4% Preferred Stock) using borrowing capacity available under the revolving credit portion of the Senior Credit Facility. The terms of any repurchase, if commenced by the Company, have not been finalized, and there can be no assurance that any repurchase program, whether through open market or privately negotiated purchases, tender offer, redemption, or any combination thereof, will be consummated.

     Commitments under the Senior Credit Facility, including amounts repaid under the Senior Credit Facility and not used to repurchase shares of 12% Preferred Stock and 12 1/4% Preferred Stock, are available, subject to satisfaction of certain conditions, for re-borrowing by the Company for general corporate purposes, including the redemption, repurchase or repayment of other indebtedness of the Company and its subsidiaries, the financing of the Bonneville Option, the SFX Exchange, the Capitol Broadcasting Acquisition and the potential Capstar Transaction (if the conditions precedent to its effectiveness are satisfied), as well as future acquisitions that may be undertaken by the Company and other uses. The Company routinely reviews opportunities to acquire additional radio stations and related or similar businesses. However, except for the Bonneville Option, the SFX Exchange, the Capitol Broadcasting Acquisition and the potential Capstar Transaction (see "Prospectus Supplement Summary -- Recent Developments -- Potential Capstar Transaction"), the Company has no commitments or understanding to acquire any specific radio station or other business.

                          PRICE RANGE OF COMMON STOCK

     The Common Stock is listed on The Nasdaq National Market under the symbol "AMFM." The following table sets forth for the periods indicated the high and low closing sale prices per share as reported on The Nasdaq National Market. The closing sale prices have been adjusted retroactively for the two-for-one stock split, effected in the form of a stock dividend, paid on January 12, 1998 and for the three-for-two stock split, effected in the form of a stock dividend, paid on August 26, 1996.

                                                               HIGH      LOW
                                                              ------    ------
TWELVE MONTHS ENDED DECEMBER 31, 1996:
  First Quarter.............................................  $12.25    $ 8.42
  Second Quarter............................................   14.75     10.92
  Third Quarter.............................................   16.63     12.87
  Fourth Quarter............................................   16.13     11.75
TWELVE MONTHS ENDED DECEMBER 31, 1997:
  First Quarter.............................................  $17.00    $11.88
  Second Quarter............................................   22.31     14.31
  Third Quarter.............................................   27.50     20.63
  Fourth Quarter............................................   37.31     25.81
TWELVE MONTHS ENDED DECEMBER 31, 1998:
  First Quarter(1)..........................................  $47.63    $32.69

     On January 31, 1998, there were approximately 220 holders of record of the Common Stock.
---------------

(1) Data presented for the period January 1, 1998 through March 9, 1998.

                                DIVIDEND POLICY

     The Company intends to retain future earnings for use in its business and does not anticipate paying any cash dividends on shares of its Common Stock in the foreseeable future. The Company is currently subject to restrictions under terms of the Senior Credit Facility, the Indentures and the certificates of designation governing the 12% Preferred Stock and the 12 1/4% Preferred Stock that limit the amount of cash dividends that may be paid on its Common Stock. The Company may pay cash dividends on its Common Stock in the future only if certain financial tests set forth in the Senior Credit Facility and these indentures and certificates are met and only if it fulfills its obligations to pay dividends to the holders of its preferred stock. In addition, no dividends may be paid on the Company's Common Stock if dividends are in arrears with respect to the Company's $3.00 Convertible Preferred Stock or 7% Convertible Preferred Stock.

                SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA

     The selected consolidated historical financial data presented below as of and for each of the five years in the period ended December 31, 1996 have been derived from the annual audited consolidated financial statements of the Company and its subsidiaries, which consolidated financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The selected consolidated historical financial data as of September 30, 1996 and 1997 and for the nine months ended September 30, 1996 and 1997 have been derived from the unaudited historical consolidated financial statements of the Company and its subsidiaries. In the opinion of management of the Company, the unaudited consolidated financial data reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the financial position and results of operations for the unaudited periods. The historical results of operations for the nine months ended September 30, 1997, are not necessarily indicative of the results to be expected for the full year. The consolidated historical financial results of the Company and its subsidiaries are not comparable from period to period because of the acquisition and disposition of various radio stations and assets by the Company and its subsidiaries during the periods covered. See the Form 8-K/A incorporated by reference herein. The following data should be read in conjunction with the historical consolidated financial statements of the Company and its subsidiaries and the related notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 1997, June 30, 1997 and September 30, 1997, each incorporated by reference herein, and the unaudited pro forma condensed consolidated financial statements of the Company and the related notes thereto included in the Form 8-K/A incorporated by reference herein. For summary information regarding the Company's results of operations for the year ended December 31, 1997, see "Prospectus Supplement Summary -- Recent
Developments -- Fiscal Year 1997 Results."

                                                                                                        NINE MONTHS
                                                         YEAR ENDED DECEMBER 31,                    ENDED SEPTEMBER 30,
                                          ------------------------------------------------------   ---------------------
                                            1992       1993       1994       1995        1996        1996        1997
                                          --------   --------   --------   --------   ----------   --------   ----------
                                                         (IN THOUSANDS, EXCEPT MARGIN AND PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Gross Revenues..........................  $ 61,935   $106,813   $125,478   $186,365   $  337,405   $234,910   $  382,994
Net Revenues............................    53,969     93,504    109,516    162,931      293,850    205,130      333,283
Operating expenses excluding
  depreciation and amortization.........    34,968     60,656     68,852     97,674      174,344    126,444      184,713
Depreciation and amortization...........    11,596     33,524     30,596     47,005       93,749     65,148      104,386
Corporate general and administrative
  expenses..............................     1,717      2,378      2,672      4,475        7,797      5,348       11,646
Other nonrecurring costs(1).............        --      7,002         --         --           --         --           --
                                          --------   --------   --------   --------   ----------   --------   ----------
Operating income (loss).................     5,688    (10,056)     7,396     13,777       17,960      8,190       32,538
Interest expense, net...................    10,009     13,730     13,718     19,144       37,050     29,212       45,036
Other (income) expense,
  net(2)................................       668     (3,037)    (6,361)       291           --         --      (18,380)
                                          --------   --------   --------   --------   ----------   --------   ----------
Income (loss) before income taxes and
  extraordinary item....................    (4,989)   (20,749)        39     (5,658)     (19,090)   (21,022)       5,882
Income tax expense (benefit)............        --         --         --        192       (2,896)    (3,734)       5,244
Dividends on preferred stock of
  subsidiary(3).........................        --         --         --         --           --         --        2,779
                                          --------   --------   --------   --------   ----------   --------   ----------
Income (loss) before extraordinary
  item..................................    (4,989)   (20,749)        39     (5,850)     (16,194)   (17,288)      (2,141)
Extraordinary loss on early
  extinguishment of debt(4).............     1,798         --      3,585         --           --         --        4,350
                                          --------   --------   --------   --------   ----------   --------   ----------
Net loss................................    (6,787)   (20,749)    (3,546)    (5,850)     (16,194)   (17,288)      (6,491)
Preferred stock dividends(5)............       741      4,756      4,830      4,830        3,820      3,619        5,748
Accretion of redeemable preferred stock
  to mandatory redemption value,
  including $17,506 related to early
  redemption(6).........................       276     18,823         --         --           --         --           --
                                          --------   --------   --------   --------   ----------   --------   ----------
Net loss attributable to common
  stockholders..........................  $ (7,804)  $(44,328)  $ (8,376)  $(10,680)  $  (20,014)  $(20,907)  $  (12,239)
                                          ========   ========   ========   ========   ==========   ========   ==========

                                                                                                        NINE MONTHS
                                                         YEAR ENDED DECEMBER 31,                    ENDED SEPTEMBER 30,
                                          ------------------------------------------------------   ---------------------
                                            1992       1993       1994       1995        1996        1996        1997
                                          --------   --------   --------   --------   ----------   --------   ----------
                                                         (IN THOUSANDS, EXCEPT MARGIN AND PER SHARE DATA)
Basic and diluted loss per common
  share(6)(7)(8)........................  $  (0.48)  $  (2.24)  $  (0.32)  $  (0.26)  $    (0.33)  $  (0.37)  $    (0.14)
Weighted average common shares
  outstanding(8)........................    16,306     19,780     26,004     41,442       60,414     56,184       87,690
OTHER DATA:
Broadcast cash flow(9)..................  $ 19,001   $ 32,848   $ 40,664   $ 65,257   $  119,506   $ 78,686   $  148,570
Broadcast cash flow margin..............        35%        35%        37%        40%          41%        38%          45%
EBITDA(9)...............................  $ 17,284   $ 30,470   $ 37,992   $ 60,782   $  111,709   $ 73,338   $  136,924
Capital expenditures....................       867      1,735      5,227      2,642        6,543      4,602        6,436
BALANCE SHEET DATA (END OF PERIOD)(10):
Working capital, excluding current
  portion of long-term debt.............  $ 13,456   $ 18,498   $ 19,952   $ 34,556   $   67,921   $ 58,792   $  123,805
Total assets............................   234,852    283,505    297,990    552,347    1,020,959    979,155    4,213,376
Long-term debt (including current
  portion)..............................   165,000    152,000    174,000    201,000      358,000    583,500    1,857,000
Redeemable preferred stock..............        --         --         --         --           --         --      338,566
Stockholders' equity....................  $  2,905   $120,968   $112,353   $304,577   $  549,411   $284,357   $1,508,666

---------------

 (1) Consists of a non-cash charge resulting from the grant of employee stock options prior to the Company's initial public offering.

 (2) Includes gain on dispositions of assets of $3,392, $6,991 and $18,380 in 1993, 1994 and the nine months ended September 30, 1997 respectively.

 (3) Represents preferred stock dividends on the 12% Preferred Stock and the 12 1/4% Preferred Stock for the period September 5, 1997 to September 30, 1997. Such preferred stock was issued by CMCLA on September 5, 1997 in connection with the Chancellor Merger in exchange for substantially identical securities originally issued by a subsidiary of Chancellor.

 (4) In connection with its debt refinancing in 1992, 1994 and the nine months ended September 30, 1997, the Company wrote off the unamortized balance of deferred debt issuance costs of $1,798, $3,585 and $4,350, respectively, as an extraordinary charge.

 (5) For the years ended December 31, 1992, 1993, 1994, 1995 and 1996, represents preferred stock dividends on the Company's formerly outstanding convertible preferred stock. For the nine months ended September 30, 1997, represents preferred stock dividends on the $3.00 Convertible Preferred Stock (issued on June 16, 1997) and preferred stock dividends on the 7% Convertible Preferred Stock for the period September 5, 1997 to September 30, 1997. The 7% Convertible Preferred Stock was issued by the Company on September 5, 1997 in connection with the Chancellor Merger in exchange for substantially identical securities originally issued by Chancellor.

 (6) Due to the early redemption of certain preferred stock in 1993, a one-time accretion charge of approximately $17,506 was incurred which increased loss per common share for 1993 by $0.89.

 (7) The Company adopted the provisions of SFAS No. 128, Earnings Per Share, effective for the year ended December 31, 1997. In accordance with SFAS No. 128, the Company has applied these provisions on a retroactive basis. Basic and diluted loss per common share does not differ from previously reported primary loss per share information for the historical information presented herein due to the Company's loss position.

 (8) Gives effect to the two-for-one common stock split effected in the form of a stock dividend paid on January 12, 1998 and to the three-for-two common stock split effected in the form of a stock dividend paid on August 26, 1996, retroactively for all periods presented.

 (9) Broadcast cash flow consists of operating income excluding depreciation and amortization, corporate general and administrative expense and other non-cash and non-recurring charges. EBITDA consists of operating income excluding depreciation and amortization and other non-cash and non-recurring charges. Although broadcast cash flow and EBITDA are not calculated in accordance with generally accepted accounting principles, the Company believes that broadcast cash flow and EBITDA are widely used as a measure of operating performance. Nevertheless, these measures should not be considered in isolation or as a substitute for operating income, cash flows from operating activities or any other measure for determining the Company's operating performance or liquidity that is calculated in accordance with generally accepted accounting principles. Broadcast cash flow and EBITDA do not take into account the Company's debt service requirements and other commitments and, accordingly, broadcast cash flow and EBITDA are not necessarily indicative of amounts that may be available for reinvestment in the Company's business or other discretionary uses.

(10) Certain reclassifications have been made to the Company's historical financial statements for the nine months ended September 30, 1997 to conform to the presentation which will be reflected in the Company's audited financial statements for the year ended December 31, 1997.

                                    BUSINESS

     The Company is one of the largest radio broadcasting companies in the United States. Upon consummation of the Bonneville Option, the Capitol Broadcasting Acquisition and the potential Capstar Transaction, but without giving effect to the SFX Exchange, the Company will own and operate 108 radio stations (79 FM and 29 AM) in 22 large markets, including each of the nation's 12 largest radio revenue markets. Based on the most recent industry data available to the Company, the Company's portfolio will include the first or second ranked station cluster in terms of revenue share in 14 markets. On a pro forma basis after giving effect to the Completed Transactions, the Bonneville Option and the SFX Exchange, but without giving effect to the recently announced Capitol Broadcasting Acquisition and the potential Capstar Transaction, the Company would have had net revenue and broadcast cash flow of approximately $724.4 million and $303.5 million, respectively, for the nine months ended September 30, 1997, its pro forma broadcast cash flow margin for such period would have been 42% and approximately 66% of pro forma net revenue for such period would have been generated by the Company's superduopoly markets.

     The Company's strategy is to secure leading clusters of radio stations in the largest markets in the United States. The Company's current station portfolio consists of 97 stations (69 FM and 28 AM), including a total of 11 superduopolies, in seven of the 12 largest radio markets -- Los Angeles, New York, Chicago, San Francisco, Philadelphia, Washington, D.C. and Detroit -- and in four other large markets -- Denver, Minneapolis/St. Paul, Phoenix and Orlando. Consummation of the Bonneville Option, the Capitol Broadcasting Acquisition and the potential Capstar Transaction will result in a net increase of ten FM stations and one AM station and will add the San Diego market to the Company's portfolio. In addition, consummation of the Bonneville Option, the Capitol Broadcasting Acquisition and the potential Capstar Transaction will increase the number of superduopolies in the Company's station portfolio to 14, including two new superduopolies in the nation's 12 largest radio markets -- Dallas/Ft. Worth and Houston -- and one in another large market -- Pittsburgh.

     In 1996 (the most recent period for which data is available to the Company), the 12 largest radio markets in the United States generated approximately $3.1 billion in radio advertising revenue, which represented approximately 27% of all radio advertising dollars spent in the United States. As a result of its large market focus, based on the most recent industry data available to the Company, the Company's portfolio of stations upon completion of the Bonneville Option, the Capitol Broadcasting Acquisition and the potential Capstar Transaction, but without giving effect to the SFX Exchange, would reach an estimated 45 million listeners on a weekly basis, or approximately 17% of the population of the United States. Management believes that the size and reach of the portfolio will allow the Company to compete more effectively for advertising dollars with other mass advertising media, such as television and newspapers, and will also offer national advertisers an opportunity to reach a large segment of the U.S. population on an efficient, cost-effective basis.

     The Company's portfolio is geographically diversified and employs a wide variety of programming formats, including adult contemporary, contemporary hit radio, urban, jazz, country, oldies, news/talk, rock and sports. Each of the Company's stations targets a specific demographic audience within a market, with the majority of the stations appealing primarily to 18 to 34 or 25 to 54 year old men and/or women, the demographic groups most sought after by advertisers. Management believes that, because of the size and diversity of its station portfolio, the Company is not unduly reliant on the performance of any one station or market. No single market to be served by the Company represented more than 12% of the Company's pro forma broadcast cash flow for the nine months ended September 30, 1997 (giving effect to the Bonneville Option and the SFX Exchange, but without giving effect to the Capitol Broadcasting Acquisition and the potential Capstar Transaction).

     As a complement to its radio broadcasting operations, the Company has recently formed a national radio network, The AMFM Radio Networks, which began broadcasting advertising over the Company's portfolio of stations and stations owned by Capstar in January 1998. In this regard, the Company has appointed David Kantor to the position of Senior Vice President with responsibility for all of the Company's radio network operations. Prior to joining the Company, Mr. Kantor served as President of ABC Radio Networks, the largest commercial radio network in the United States. Management believes that The AMFM Radio Networks will allow the Company to further leverage this broad station base, personalities and advertising inventory by delivering a national base of approximately 62 million listeners (including approximately 45 million listeners from the Company's portfolio of stations) to network advertisers. However, there can be no assurance as to this result. See "Risk Factors -- Integration of Operations; Operation of Katz and Radio Network."

     The Company also owns Katz, a full-service media representation firm serving multiple types of electronic media, with a leading market share in the representation of radio and television stations and cable television systems. Katz is exclusively retained by radio stations, television stations and cable television systems in over 200 designated market areas throughout the United States, including at least one radio or television station in each of the 50 largest designated market areas, to sell national spot advertising air time.

BROADCAST PROPERTIES

     The following table sets forth selected information with respect to the portfolio of radio stations that are owned by the Company as of March 1, 1998 or would be owned upon completion of the Bonneville Option, the Capitol Broadcasting Acquisition and the potential Capstar Transaction, but without giving effect to the SFX Exchange.

                      RANKING OF
                      STATION'S                                                                               STATION RANKING
                      MARKET BY                  AUDIENCE                                       TARGET           IN TARGET
     MARKET(1)        REVENUE(2)     STATION    SHARE(%)(3)         STATION FORMAT           DEMOGRAPHICS     DEMOGRAPHICS(4)
--------------------  ----------   -----------  -----------   ---------------------------   ---------------   ---------------
Los Angeles, CA         1          KKBT-FM        4.5         Urban Contemporary            Women 18-34           2
                                   KYSR-FM        2.8         Hot Adult Contemporary        Persons 25-54        12
                                   KLAC-AM        2.3         Adult Standards/Sports        Persons 35-64        21
                                   KCMG-FM(5)     1.4         Adult Contemporary            Women 25-54          22
                                   KZLA-FM+       2.7         Country                       Persons 25-54        14
                                   KBIG-FM*       2.7         Adult Contemporary            Persons 25-54        13
New York, NY            2          WLTW-FM        6.2         Soft Adult Contemporary       Persons 25-54         1
                                   WKTU-FM        4.6         Rhythmic Contemporary Hits    Persons 25-54         5
                                   WHTZ-FM        3.9         Contemporary Hit Radio        Persons 18-34         5
                                   WAXQ-FM        1.4         Classic Rock                  Persons 25-54        17
                                   WBIX-FM*(6)    1.5         Hot Adult Contemporary        Women 25-49          13
Chicago, IL             3          WGCI-FM        7.2         Urban Oldies                  Persons 25-54         1
                                   WNUA-FM        4.8         Contemporary Jazz             Persons 25-54         4
                                   WLIT-FM        4.5         Soft Adult Contemporary       Persons 25-54         2
                                   WVAZ-FM        4.3         Black Adult                   Women 25-54           3
                                   WRCX-FM        3.0         Mainstream Rock               Men 18-34             2
                                   WGCI-AM        1.7         Urban/R&B                     Persons 18-34        20
                                   WMVP-AM        1.1         Personality/Sports            Men 25-54            22
San Francisco, CA       4          KYLD-FM        4.2         Contemporary Hits             Persons 18-34         1
                                   KMEL-FM        3.4         Contemporary Hits             Persons 18-34         2
                                   KKSF-FM        3.3         Contemporary Jazz             Persons 25-54         2
                                   KABL-AM        3.2         Adult Standards               Persons 35-64        13
                                   KISQ-FM        3.0         70's Oldies                   Persons 25-54         4
                                   KIOI-FM        2.9         Adult Contemporary            Women 25-54           1
                                   KNEW-AM        1.4         Country/Sports                Persons 25-54        37
Dallas, TX              5          KHKS-FM        7.5         Contemporary Hits             Women 18-34           1
                                   KZPS-FM        3.9         Classic Rock                  Persons 25-54         4
                                   KDGE-FM        2.7         Alternative Rock              Persons 18-34         6
                                   KSKY-AM        N/M         Inspirational                 N/M                  N/M
                                   KBFB-FM*       2.6         Adult Contemporary            Persons 25-54        14
                                   KTXQ-FM*       2.4         Album Rock                    Persons 18-49        13
Philadelphia, PA        6          WDAS-FM        5.5         Urban Contemporary            Persons 25-54         2
                                   WUSL-FM        4.7         Urban Contemporary            Women 18-34           4
                                   WJJZ-FM        4.2         Contemporary Jazz             Persons 35-54         7
                                   WIOQ-FM        3.2         Contemporary Hit              Women 18-34           6
                                                              Radio/Dance
                                   WYXR-FM        3.0         Adult Contemporary            Women 18-49           3
                                   WDAS-AM        1.2         Gospel                        N/M                  N/M
Houston, TX             7          KKBQ-FM        4.5         Fresh Country                 Persons 25-54         6
                                   KLOL-FM        4.1         Album Rock                    Men 18-34             2
                                   KTRH-AM        3.9         News/Sports                   Men 25-54            17
                                   KBME-AM(7)     0.2         Popular Standards             Persons 35-64        34
                                   KODA-FM*       7.1         Adult Contemporary            Persons 25-54         1
                                   KLDE-FM*       4.5         Oldies                        Persons 25-54         4
                                   KKRW-FM*       3.6         Classic Rock                  Persons 25-54         7
                                   KQUE-AM*       1.8         Nostalgia                     Persons 35-64        19

                      RANKING OF
                      STATION'S                                                                               STATION RANKING
                      MARKET BY                  AUDIENCE                                       TARGET           IN TARGET
     MARKET(1)        REVENUE(2)     STATION    SHARE(%)(3)         STATION FORMAT           DEMOGRAPHICS     DEMOGRAPHICS(4)
--------------------  ----------   -----------  -----------   ---------------------------   ---------------   ---------------
Washington, D.C.        8          WMZQ-FM        5.1         Country                       Persons 25-54         3
                                   WASH-FM        4.2         Adult Contemporary            Women 25-54           2
                                   WBIG-FM        4.1         Oldies                        Persons 25-54         6
                                   WGAY-FM        3.7         Adult Contemporary            Persons 35-64         8
                                   WTEM-AM        1.1         Sports/Talk                   Men 18-49            17
                                   WWRC-AM        0.9         News/Talk                     Persons 35-64        20
                                   WGMS-FM+       4.0         Classical                     Persons 35-64         5
                                   WTOP-AM+       2.9         News/Sports                   Men 25-54            13
                                   WWDC-FM*       4.0         Adult Rock                    Persons 18-34         4
                                   WWDC-AM*       0.5         Nostalgia                     Persons 55+          11
Boston, MA              9          WJMN-FM        6.2         Contemporary Hits             Women 18-24           1
                                   WXKS-FM        5.9         Contemporary Hits             Women 25-34           1
                                   WXKS-AM        2.5         Nostalgia                     Women 45-54          14
Atlanta, GA            10          WFOX-FM        4.2         Oldies                        Persons 25-54         7
Detroit, MI            11          WJLB-FM        7.9         Urban Contemporary            Persons 18-34         1
                                   WNIC-FM        7.4         Adult Contemporary            Women 25-54           1
                                   WKQI-FM        4.1         Adult Contemporary            Women 25-54           5
                                   WMXD-FM        3.9         Black Adult                   Persons 25-54         4
                                   WWWW-FM        3.4         Country                       Women 25-54           9
                                   WDFN-AM        1.8         Sports/Talk                   Men 25-49             7
                                   WYUR-AM        N/M         Brokered(8)                   N/M                  N/M
Miami/Ft.
 Lauderdale, FL        12          WEDR-FM        4.9         Urban Contemporary            Persons 25-54         4
                                   WVCG-AM        N/M         Brokered(9)                   N/M                  N/M
San Diego, CA          14          KYXY-FM*       5.1         Adult Contemporary            Persons 25-54         3
                                   KPLN-FM*       1.8         Classic Rock                  Persons 25-54        13
Denver, CO             15          KXKL-FM        4.7         Oldies                        Persons 25-54         7
                                   KALC-FM        4.7         Hot Adult Contemporary        Persons 18-34         3
                                   KIMN-FM        3.4         70's Oldies                   Persons 25-54        11
                                   KXPK-FM        3.0         Alternative Rock              Persons 18-49        10
                                   KVOD-FM        2.2         Classical                     Persons 25-54        19
                                   KRRF-AM        0.4         Talk                          Men 25-54            21
Minneapolis/St.
 Paul, MN              16          KEEY-FM        8.0         Country                       Persons 25-54         2
                                   KDWB-FM        7.8         Contemporary Hit Radio        Persons 18-34         2
                                   KQQL-FM        4.5         Oldies                        Persons 25-54         6
                                   KTCZ-FM        4.0         Progressive Album Rock        Men 25-49             4
                                   WRQC-FM        3.8         Album Rock                    Men 18-34             2
                                   KFAN-AM        2.6         Sports                        Men 18-49             4
                                   KXBR-AM        0.5         Classic Country               Persons 35-64        16
Phoenix, AZ            17          KOY-AM         5.3         Adult Standards               Persons 35-64        10
                                   KMLE-FM        5.2         Country                       Persons 25-54         4
                                   KOOL-FM        5.1         Oldies                        Persons 25-54         2
                                   KYOT-FM        3.6         Contemporary Jazz             Persons 25-54         8
                                   KZON-FM        3.0         Alternative Rock              Persons 18-34         3
                                   KISO-AM        N/M         Urban Adult Contemporary      Persons 25-54        N/M
Cincinnati, OH         20          WUBE-FM(10)    9.4         Country                       Persons 25-54         1
                                   WYGY-FM(10)    4.0         Young Country                 Men 18-34             8
                                   WBOB-AM        0.9         Sports/Talk                   Men 18-49            15
                                   WUBE-AM        N/M         Nostalgia                     Persons 35-64        N/M
Pittsburgh, PA         24          WWSW-FM        5.1         Oldies                        Persons 25-54         3
                                   WWSW-AM(11)    0.4         Oldies                        Persons 25-54        26
                                   WDVE-FM*       9.2         Rock                          Persons 25-54         1
                                   WXDX-FM*       5.0         Alternative Rock              Persons 18-34         2
                                   WJJJ-FM*       3.5         Smooth Jazz                   Persons 25-54        10
                                   WVTY-FM*       3.2         Adult Contemporary            Persons 25-54        11

                      RANKING OF
                      STATION'S                                                                               STATION RANKING
                      MARKET BY                  AUDIENCE                                       TARGET           IN TARGET
     MARKET(1)        REVENUE(2)     STATION    SHARE(%)(3)         STATION FORMAT           DEMOGRAPHICS     DEMOGRAPHICS(4)
--------------------  ----------   -----------  -----------   ---------------------------   ---------------   ---------------
Sacramento, CA         25          KFBK-AM        9.6         News/Talk                     Persons 25-54         2
                                   KHYL-FM        4.2         Oldies                        Persons 25-54         5
                                   KGBY-FM        4.0         Adult Contemporary            Women 25-54           2
                                   KSTE-AM        2.3         Talk                          Persons 25-54        15
Orlando, FL            26          WJHM-FM        6.6         Urban Contemporary            Persons 18-34         3
                                   WOCL-FM        6.4         Oldies                        Persons 25-54         7
                                   WXXL-FM        6.1         Contemporary Hit Radio        Persons 18-34         2
                                   WOMX-FM        5.0         Adult Contemporary            Persons 25-54         8
Nassau/Suffolk (Long
 Island) NY(12)        44          WALK-FM        5.3         Adult Contemporary            Persons 25-54         2
                                   WALK-AM        N/M         Adult Contemporary            Persons 35-64        N/M
Jacksonville, FL       47          WFYV-FM+       9.4         Album Oriented Rock           Men 25-54             1
                                   WAPE-FM+       7.7         Contemporary Hit Radio        Women 18-34           1
Riverside/
 San Bernardino, CA    64          KGGI-FM        7.0         Contemporary Hit Radio        Persons 18-34         1
                                   KMRZ-AM        0.5         Oldies                        Men 25-54            44

---------------

N/M: Not meaningful

+     Indicates station to be disposed in a pending transaction.
*     Indicates station to be acquired in a pending transaction.

  (1) Actual city of license may differ from metropolitan market served in certain cases.

  (2) Ranking of principal radio market served by the station among all U.S. radio broadcast markets by aggregate 1996 gross radio broadcasting revenue as reported by James H. Duncan, Duncan's Radio Market Guide (1997 ed.).

  (3) Information derived from The Arbitron Company, Fall 1997, Local Market Reports in the specified markets for listeners age 12+, Monday to Sunday, 6:00 a.m. to Midnight. Copyright, The Arbitron Company.

  (4) Information derived from The Arbitron Company, Fall 1997, Local Market Reports in the specified markets for the Target Demographics specified for listening Monday to Sunday, 6:00 a.m. to Midnight. Copyright, The Arbitron Company.

  (5) The format of KCMG-FM (formerly KIBB-FM) was changed from Rhythmic Adult Contemporary with a target demographic of Persons 25-54 to Adult Contemporary with a target demographic of Women 25-54 effective November 19, 1997. The station ranking in the target demographic for KCMG-FM for Fall 1997 is based on the new target demographic of Women 25-54.

  (6) The format of WBIX-FM (formerly WNSR-FM) was changed from Modern Adult Contemporary with a target demographic of Women 25-44 to Hot Adult Contemporary with a target demographic of Women 25-49 effective January 21, 1998. The station ranking in the target demographic for WBIX-FM for Fall 1997 is based on the prior target demographic of Women 25-44.

  (7) The format of KBME-AM (formerly KKBQ-AM) was changed from Country with a target demographic of Persons 25-54 to Popular Standards with a target demographic of Persons 35-64 effective January 15, 1998. The station ranking in the target demographic for KBME-AM for Fall 1997 is based on the prior target demographic of Persons 25-54.

  (8) The Company has historically brokered WYUR-AM to third parties.

  (9) The Company sells airtime on WVCG-AM to third parties for broadcast of specialty programming on a variety of topics.

 (10) WUBE-FM and WYGY-FM are sold in combination.

 (11) Programming provided to WWSW-AM via simulcast of programming broadcast on WWSW-FM.

 (12) Nassau/Suffolk (Long Island) may be considered part of the greater New York market, although it is reported separately as a matter of convention.

     The following table sets forth, for the portfolio of stations that are owned by the Company as of March 1, 1998 or will be owned by the Company upon consummation of the Bonneville Option, the Capital Broadcasting Acquisition and the potential Capstar Transaction (without giving effect to the SFX Exchange),
(i) the date of acquisition by the Company, (ii) the frequency of each station and (iii) the date of expiration of each station's main FCC broadcast license:

                                                     DATE OF                 EXPIRATION DATE
      STATION                 MARKET(1)            ACQUISITION  FREQUENCY     OF FCC LICENSE
      -------                 ---------            -----------  ----------   ----------------
KKBT-FM              Los Angeles, CA                  5/89        92.3 MHz        12/05
KYSR-FM              Los Angeles, CA                  9/97        98.7 MHz        12/97*
KLAC-AM              Los Angeles, CA                  9/97         570 kHz        12/05
KCMG-FM              Los Angeles, CA                  9/97       100.3 MHz        12/05
KZLA-FM+             Los Angeles, CA                  9/97        93.9 MHz        12/97*
KBIG-FMS             Los Angeles, CA                 Pending     104.3 MHz        12/05
WLTW-FM              New York, NY                     7/97       106.7 MHz         6/98
WKTU-FM              New York, NY                     5/95       103.5 MHz         6/98
WHTZ-FM              New York, NY                     9/97       100.3 MHz         6/98
WAXQ-FM              New York, NY                     7/97       104.3 MHz         6/98
WBIX-FMS             New York, NY                    Pending     105.1 MHz         6/98
WGCI-FM              Chicago, IL                      12/97      107.5 MHz        12/03
WNUA-FM              Chicago, IL                      1/96        95.5 MHz        12/03
WLIT-FM              Chicago, IL                      9/97        93.9 MHz        12/03
WVAZ-FM              Chicago, IL                      5/95       102.7 MHz        12/03
WRCX-FM              Chicago, IL                      12/93      103.5 MHz        12/03
WGCI-AM              Chicago, IL                      12/97       1390 kHz        12/03
WMVP-AM              Chicago, IL                      5/84        1000 kHz        12/03
KYLD-FM              San Francisco, CA                9/97        94.9 MHz        12/97*
KMEL-FM              San Francisco, CA                11/92      106.1 MHz        12/97*
KKSF-FM              San Francisco, CA                1/97       103.7 MHz        12/05
KABL-AM              San Francisco, CA                9/97         960 kHz        12/05
KISQ-FM              San Francisco, CA                9/97        98.1 MHz        12/97*
KIOI-FM              San Francisco, CA                4/94       101.3 MHz        12/97*
KNEW-AM              San Francisco, CA                9/97         910 kHz        12/05
KHKS-FM              Dallas, TX                       12/97      106.1 MHz         8/05
KZPS-FM              Dallas, TX                       10/97       92.5 MHz         8/05
KDGE-FM              Dallas, TX                       10/97       94.5 MHz         8/05
KSKY-AM              Dallas, TX                       5/95         660 kHz         8/05
KBFB-FMS             Dallas, TX                      Pending      97.9 MHz         8/05
KTKQ-FMS             Dallas, TX                      Pending     102.1 MHz         8/05
WDAS-AM              Philadelphia, PA                 5/97        1480 kHz         8/98
WIOQ-FM              Philadelphia, PA                 5/97       102.1 MHz         8/98
WJJZ-FM              Philadelphia, PA                 1/96       106.1 MHz         8/98
WUSL-FM              Philadelphia, PA                 5/97        98.9 MHz         8/98
WYXR-FM              Philadelphia, PA                 1/96       104.5 MHz         8/98
WDAS-FM              Philadelphia, PA                 5/97       105.3 MHz         8/98
KKBQ-FM              Houston, TX                      12/97       92.9 MHz         8/05
KLOL-FM              Houston, TX                      6/93       101.1 MHz         8/97*
KTRH-AM              Houston, TX                      6/93         740 kHz         8/05
KBME-AM              Houston, TX                      12/97        790 kHz         8/05
KODA-FMS             Houston, TX                     Pending      99.1 MHz         8/05
KLDE-FMS             Houston, TX                     Pending      94.5 MHz         8/05
KKRW-FMS             Houston, TX                     Pending      93.7 MHz         8/05
KQUE-AMS             Houston, TX                     Pending      1290 kHz         8/97*

                                                     DATE OF                 EXPIRATION DATE
      STATION                 MARKET(1)            ACQUISITION  FREQUENCY     OF FCC LICENSE
      -------                 ---------            -----------  ----------   ----------------
WMZQ-FM              Washington, D.C.                 7/97        98.7 MHz        10/03
WASH-FM              Washington, D.C.                 11/92       97.1 MHz        10/03
WBIG-FM              Washington, D.C.                 9/97       100.3 MHz        10/03
WGAY-FM              Washington, D.C.                 11/96       99.5 MHz        10/03
WTEM-AM              Washington, D.C.                 4/97         980 kHz(2)      10/03
WWRC-AM              Washington, D.C.                 9/97         570 kHz(2)      10/03
WGMS-FM+             Washington, D.C.                 9/97       103.5 MHz        10/03
WTOP-AM+             Washington, D.C.                 11/92       1500 kHz        10/03
WWDC-FMS             Washington, D.C.                Pending     101.1 MHz        10/03
WWDC-AMS             Washington, D.C.                Pending      1260 kHz        10/03
WJMN-FM              Boston, MA                       1/96        94.5 MHz         4/98
WXKS-FM              Boston, MA                       1/96       107.9 MHz         4/98
WXKS-AM              Boston, MA                       1/96        1430 kHz         4/98
WFOX-FM              Atlanta, GA                      9/97        97.1 MHz         4/03
WJLB-FM              Detroit, MI                      4/97        97.9 MHz        10/03
WNIC-FM              Detroit, MI                      5/95       100.3 MHz        10/03
WKQI-FM              Detroit, MI                      5/95        95.5 MHz        10/03
WMXD-FM              Detroit, MI                      4/97        92.3 MHz        10/03
WWWW-FM              Detroit, MI                      1/97       106.7 MHz        10/03
WDFN-AM              Detroit, MI                      1/97        1130 kHz        10/03
WYUR-AM              Detroit, MI                      5/95        1310 kHz        10/03
WEDR-FM              Miami/Ft. Lauderdale, FL         10/96       99.1 MHz         2/03
WVCG-AM              Miami/Ft. Lauderdale, FL         7/83        1080 kHz         2/03
KYXY-FMS             San Diego, CA                   Pending      96.5 MHz        12/97*
KPLN-FMS             San Diego, CA                   Pending     103.7 MHz        12/97*
KXKL-FM              Denver, CO                       9/97       105.1 MHz         4/05
KALC-FM              Denver, CO                       9/97       105.9 MHz         4/05
KIMN-FM              Denver, CO                       9/97       100.3 MHz         4/05
KXPK-FM              Denver, CO                       1/98        96.5 MHz         4/05
KVOD-FM              Denver, CO                       9/97        92.5 MHz         4/05
KRRF-AM              Denver, CO                       9/97        1280 kHz         4/05
KEEY-FM              Minneapolis/St. Paul, MN         9/97       102.1 MHz         4/05
KDWB-FM              Minneapolis/St. Paul, MN         9/97       101.3 MHz         4/05
KQQL-FM              Minneapolis/St. Paul, MN         9/97       107.9 MHz         4/05
KTCZ-FM              Minneapolis/St. Paul, MN         9/97        97.1 MHz         4/05
WRQC-FM              Minneapolis/St. Paul, MN         9/97       100.3 MHz         4/05
KFAN-AM              Minneapolis/St. Paul, MN         9/97        1130 kHz         4/05
KXBR-AM              Minneapolis/St. Paul, MN         9/97         690 kHz         4/05
KOY-AM               Phoenix, AZ                      9/97         550 kHz        10/05
KMLE-FM              Phoenix, AZ                      9/97       107.9 MHz        10/05
KOOL-FM              Phoenix, AZ                      9/97        94.5 MHz        10/05
KYOT-FM              Phoenix, AZ                      9/97        95.5 MHz        10/05
KZON-FM              Phoenix, AZ                      9/97       101.5 MHz        10/05
KISO-AM              Phoenix, AZ                      9/97        1230 kHz        10/05
WUBE-FM              Cincinnati, OH                   9/97       105.1 MHz        10/03
WYGY-FM              Cincinnati, OH                   9/97        96.5 MHz        10/03
WBOB-AM              Cincinnati, OH                   9/97        1160 kHz        10/03
WUBE-AM              Cincinnati, OH                   9/97        1230 kHz        10/03

                                                     DATE OF                 EXPIRATION DATE
      STATION                 MARKET(1)            ACQUISITION  FREQUENCY     OF FCC LICENSE
      -------                 ---------            -----------  ----------   ----------------
WWSW-FM              Pittsburgh, PA                   9/97        94.5 MHz         8/98
WWSW-AM              Pittsburgh, PA                   9/97         970 kHz         8/98
WDVE-FMS             Pittsburgh, PA                  Pending     102.5 MHz         8/98
WXDX-FMS             Pittsburgh, PA                  Pending     105.9 MHz         8/98
WJJJ-FMS             Pittsburgh, PA                  Pending     104.7 MHz         8/98
WVTY-FMS             Pittsburgh, PA                  Pending      96.1 MHz         8/98
KFBK-AM              Sacramento, CA                   9/97        1530 kHz        12/05
KHYL-FM              Sacramento, CA                   9/97       101.1 MHz        12/05
KGBY-FM              Sacramento, CA                   9/97        92.5 MHz        12/05
KSTE-AM              Sacramento, CA                   9/97         650 kHz        12/05
WJHM-FM              Orlando, FL                      9/97       101.9 MHz         2/03
WOCL-FM              Orlando, FL                      9/97       105.9 MHz         2/03
WXXL-FM              Orlando, FL                      9/97       106.7 MHz         2/03
WOMX-FM              Orlando, FL                      9/97       105.1 MHz         2/03
WALK-FM              Nassau/Suffolk
                     (Long Island), NY                9/97        97.5 MHz         6/98
WALK-AM              Nassau/Suffolk
                     (Long Island), NY                9/97        1370 kHz         6/98
WFYV-FM+             Jacksonville, FL                 9/97       104.5 MHz         2/03
WAPE-FM+             Jacksonville, FL                 9/97        95.1 MHz         2/03
KGGI-FM              Riverside/San Bernardino, CA     9/97        99.1 MHz        12/97*
KMRZ-AM              Riverside/San-Bernardino, CA     9/97        1290 kHz        12/05

---------------
   *  Indicates pending renewal application.
   +  Indicates station to be disposed in a pending transaction.
   S  Indicates station to be acquired in a pending transaction.

(1) Actual city of license may differ from metropolitan market served in certain cases.

(2) On March 9, 1998, the Company exchanged the call signs and formats of WWRC-AM and WTEM-AM such that beginning on such date the call sign and format of WWRC-AM were used on the 570 kHz frequency and the call sign and format of WTEM-AM were used on the 980 kHz frequency.

ADVERTISING

     The primary source of the Company's revenues is the sale of broadcasting time for local, regional and national advertising. On a pro forma basis, giving effect to the Completed Transactions, the Bonneville Option and the SFX Exchange (but without giving effect to the Capitol Broadcasting Acquisition or the potential Capstar Transaction), approximately 71% of the Company's gross revenues would have been generated from the sale of local advertising in 1996. The Company believes that radio is one of the most efficient, cost-effective means for advertisers to reach specific demographic groups. The advertising rates charged by the Company's radio stations are based primarily on (i) a station's ability to attract audiences in the demographic groups targeted by its advertisers (as measured principally by quarterly Arbitron rating surveys that quantify the number of listeners tuned to the station at various times) and (ii) the supply of and demand for radio advertising time. Advertising rates generally are the highest during morning and evening drive-time hours.

     Depending on the format of a particular station, there are predetermined numbers of advertisements that are broadcast each hour. The Company determines the number of advertisements broadcast hourly that can maximize available revenue dollars without jeopardizing listening levels. Although the number of advertisements broadcast during a given time period may vary, the total number of advertisements broadcast on a particular station generally does not vary significantly from year to year.

     A station's sales staff generates most of its local and regional advertising sales. To generate national advertising sales, the Company engages an advertising representative for each of its stations that specializes in national sales and is compensated on a commission-only basis. Most advertising contracts are short-term and generally run only for a few weeks.

     The Company's Katz media representation operations generate revenues primarily through contractual commissions realized through the sale of national spot advertising air time. National spot advertising air time is commercial air time sold to advertisers on behalf of radio and television stations and cable systems located outside the local markets of those stations and systems. Katz represents its media clients pursuant to media representation contracts. Media representation contracts typically have terms of up to ten years in initial length. In connection with the substantial consolidation that has occurred in the broadcast industry in recent years and the concomitant development of large client station groups, the frequency of representation contract "buyouts" has increased. These buyouts occur because station groups have tended to negotiate exclusive, long-term representation contracts with a single media representation firm covering all of the station group's stations, including stations acquired after the date of the initial representation contract. In the event that one of the station group's stations is sold to an owner represented by a different firm, representation contracts are frequently bought out by the successor representation firm. Katz generally amortizes the cost of acquiring new representation contracts associated with a buyout over the expected benefit period, and also generally amortizes the income associated with a buyout of an existing client's contract over the expected payment period.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters") have severally agreed to purchase from the Company the following respective number of shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement:

                                                              NUMBER OF
                        UNDERWRITER                             SHARES
                        -----------                           ----------
BT Alex. Brown Incorporated.................................   2,375,000
Goldman, Sachs & Co.........................................   2,375,000
Credit Suisse First Boston Corporation......................   2,375,000
Morgan Stanley & Co. Incorporated...........................   2,375,000
Smith Barney Inc............................................   2,375,000
Furman Selz.................................................   2,375,000
NationsBanc Montgomery Securities LLC.......................   2,375,000
UBS Securities LLC..........................................   2,375,000
                                                              ----------
          Total.............................................  19,000,000
                                                              ==========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of Common Stock offered hereby if any of such shares are purchased.

     The Company has been advised by the Underwriters that the Underwriters propose to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of $0.96 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers.

     The Company has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus Supplement, to purchase up to 2,850,000 additional shares of Common Stock at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus Supplement. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock to be purchased by it shown in the above table bears to 19,000,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those in which the 19,000,000 shares are being offered.

     The Underwriting Agreement contains covenants of indemnity and contribution among the Company and the Underwriters with respect to certain liabilities, including liabilities under the Securities Act.

     The Company has agreed not to offer, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus without the prior written consent of BT Alex. Brown Incorporated, provided that the Company may, without such consent, (i) grant options pursuant to the Company's existing employee stock option plans, (ii) issue stock upon the exercise of outstanding options or warrants to purchase shares of Common Stock or the conversion of outstanding securities of the Company convertible into shares of Common Stock, (iii) agree to issue Common Stock as consideration for the acquisition of radio stations or radio station groups, or (iv) honor registration rights obligations in existence on the date of this Prospectus Supplement.

     Any Underwriter may engage in stabilizing transactions in accordance with Rule 104 of Regulation M under the Exchange Act. Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum. The Underwriters may over-allot shares of Common Stock in connection with an offering of Common Stock, thereby creating a short position in the Underwriters' account. These transactions, if commenced, may be discontinued at any time.

     Certain of the Underwriters and their affiliates have from time to time performed, and may from time to time perform in the future, certain investment banking, advisory and commercial banking services for the Company and its affiliates (and, prior to the Chancellor Merger, Chancellor and its affiliates). For example, affiliates of certain of the Underwriters act as agents and lenders under the Senior Credit Facility, and certain of the Underwriters acted as initial purchasers in the Company's offerings of $3.00 Convertible Preferred Stock in June 1997 and 8 1/8% Notes in December 1997, as well as in Chancellor's offering of the 8 3/4% Notes in June 1997. In addition, affiliates of certain of the Underwriters are limited partners in certain limited partnerships through which Hicks Muse owns interests in the Company. The Underwriters and their affiliates performing such services have received customary fees and expenses, and may receive customary fees and expenses for performing such services in the future.

     Approximately $89.2 million of the net proceeds of the Offering will be used to repay lenders under the Senior Credit Facility which are affiliates of certain of the Underwriters. Since the amount to be repaid to such lenders exceeds 10% of the net proceeds from the sale of the Common Stock offered hereby, the Offering is being made pursuant to the provisions of Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

                                 LEGAL MATTERS

     Certain legal matters in connection with the shares of Common Stock offered hereby will be passed upon for the Company by Latham & Watkins, Washington, D.C. and for the Underwriters by Davis Polk & Wardwell, New York, New York. Eric L. Bernthal, a former director of the Company, is a partner of Latham & Watkins and owns 5,000 shares of Common Stock and options to purchase 25,000 shares of Common Stock.

PROSPECTUS

                                 $1,000,000,000

                          CHANCELLOR MEDIA CORPORATION

                       DEBT SECURITIES, PREFERRED STOCK,
                           COMMON STOCK AND WARRANTS
                         ------------------------------

     Chancellor Media Corporation, a Delaware corporation formerly known as Evergreen Media Corporation (the "Company"), directly or through agents, dealers or underwriters designated from time to time, may offer from time to time in one or more series or issuances (i) its secured or unsecured debt securities consisting of debentures, notes or other evidences of indebtedness (the "'Debt Securities"), which may be either senior debt securities ("Senior Debt Securities") senior subordinated debt securities (the "Senior Subordinated Debt Securities") or subordinated debt securities (the "Subordinated Debt Securities"), (ii) shares of its preferred stock, par value $.01 per share (the "Preferred Stock"), (iii) shares of its common stock, par value $.01 per share (the "Common Stock") or (iv) warrants to purchase Common Stock, Preferred Stock or Debt Securities (the "Warrants"), with an aggregate public offering price of up to $1,000,000,000.00 (or the equivalent if the securities are denominated in foreign currency or foreign currency units). The Debt Securities may be issued as exchangeable and/or convertible Debt Securities, exchangeable for or convertible into shares of Common Stock or Preferred Stock. The Company's payment obligations under any series of Debt Securities may be guaranteed by certain of the Company's various direct or indirect wholly-owned subsidiaries (each, a "Guarantor" and collectively, the "Guarantors"). The Preferred Stock may be issued as exchangeable and/or convertible Preferred Stock, exchangeable for or convertible into Debt Securities or shares of Common Stock. The Debt Securities (including any Guarantees thereof), Preferred Stock, Common Stock and Warrants (collectively, the "Offered Securities") may be offered, separately or together, in one or more separate classes or series and in amounts, at prices and on terms to be determined at the time of offering and to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

     The specific terms of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable, (i) in the case of Debt Securities and Guarantees thereof, if any, the specific designation, aggregate principal amount, designated currency (or currency unit), purchase price, maturity, interest rate (or manner of calculation thereof), time of payment of interest (if any), terms (if any) for the subordination, redemption, exchange or conversion thereof, and any other specific terms of the Debt Securities, (ii) in the case of Preferred Stock, the specific designation, number of shares, liquidation preference, purchase price, dividend, voting, redemption, exchange and conversion provisions and any other specific terms of the Preferred Stock,
(iii) in the case of Common Stock, the number of shares, purchase price and terms of the offering and sale thereof and (iv) in the case of Warrants, the specific designation, number, duration, purchase price, exercise price, detachability and any other terms in connection with the offering, sale and exercise of the Warrants, as well as the terms on which and the securities for which such warrants may be exercised.

     The Company's Common Stock is traded on The Nasdaq Stock Market under the symbol "AMFM." Any Common Stock sold pursuant to a Prospectus Supplement may be listed on The Nasdaq Stock Market. On January 15, 1998, the last reported sale price of the Common Stock on The Nasdaq Stock Market was $35.125 per share. The Company has not yet determined whether any of the other Offered Securities will be listed on any exchange or over-the-counter market. If the Company decides to seek listing of any such Offered Securities, the Prospectus Supplement relating thereto will disclose such exchange or market. The applicable Prospectus Supplement will also contain information, where applicable, about certain material United States federal income tax considerations relating to the Offered Securities covered by such Prospectus Supplement.

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                         ------------------------------

     The Offered Securities may be offered to or through underwriters, dealers or agents designated from time to time, as set forth in the applicable Prospectus Supplement, and may be offered to other purchasers directly by the Company. Certain terms of the offering and sale of Offered Securities, including, where applicable, the names of any underwriters, dealers or agents, any applicable commissions, discounts and other items constituting compensation to such underwriters, dealers or agents, and the proceeds to the Company from such sale, will be set forth in the accompanying Prospectus Supplement. The Company reserves the sole right to accept, and together with its agents, from time to time, to reject in whole or in part any proposed purchase of the Offered Securities to be made directly or through agents. See "Plan of Distribution" for possible indemnification arrangements for underwriters, dealers and agents.

     No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of the Offered Securities.

                THE DATE OF THIS PROSPECTUS IS JANUARY 27, 1998.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND ANY ACCOMPANYING PROSPECTUS SUPPLEMENT IN CONNECTION WITH THE OFFERING DESCRIBED HEREIN AND THEREIN, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THIS PROSPECTUS NOR ANY PROSPECTUS SUPPLEMENT SHALL CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY OFFERED SECURITIES IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR IN ANY PROSPECTUS SUPPLEMENT IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR OF SUCH PROSPECTUS SUPPLEMENT.

     IN CONNECTION WITH THE OFFERING OF CERTAIN OFFERED SECURITIES, CERTAIN PERSONS PARTICIPATING IN SUCH OFFERING MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE EFFECT THE MARKET PRICES OF SUCH SECURITIES OR OTHER SECURITIES OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, THE OVER-THE-COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company and the Guarantors have filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act with respect to the Offered Securities. As permitted by the rules and regulations of the Commission, this Prospectus and any Prospectus Supplement omit certain information, exhibits and undertakings contained in the Registration Statement. For further information with respect to the Company, the Guarantors and the Offered Securities, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Any statements contained herein concerning provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

     The Company and certain of the Guarantors are subject to the informational requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, file reports, proxy materials and other information with the Commission. The reports, proxy materials and other information filed by the Company and such Guarantors with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials also can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Commission maintains a site on the World Wide Web that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. The Company's Common Stock is listed on The Nasdaq Stock Market. Reports, proxy materials and other information concerning the Company can also be inspected and copied at the office of The Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006-1500.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus, including documents incorporated by reference, contains "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company, or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other important factors include, among others: substantial leverage and the history of net losses; the necessity of governmental approval for a number of transactions; certain risks associated with the closing and integration of acquisitions; competition; government regulation; general economic and business conditions; dependence on key personnel; terms of the Company's indebtedness; and limitations on the ability of the Company to pay dividends. These forward-looking statements speak only as of the date of this Prospectus. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

          1. Evergreen Media Corporation's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

          2. Current Reports on Form 8-K filed under the name of Evergreen Media Corporation dated February 16, 1997 and filed March 9, 1997, dated April 1, 1997 and filed May 9, 1997, dated May 27, 1997 and filed May 28, 1997, dated May 27, 1997 and filed May 29, 1997, dated May 30, 1997 and filed June 4, 1997, dated June 11, 1997 and filed June 12, 1997, dated June 16, 1997 and filed July 2, 1997, and dated July 7, 1997 and filed July 31, 1997; Current Reports on Form 8-K filed under the name of Chancellor Media Corporation and Chancellor Media Corporation of Los Angeles, dated September 5, 1997 and filed September 17, 1997, as amended on Form 8-K/A, and dated September 23, 1997 and filed September 29, 1997, and dated January 13, 1998 and filed January 13, 1998; and the Current Report on Form 8-K filed under the name of Chancellor Media Corporation of Los Angeles, dated December 22, 1997 and filed December 30, 1997;

          3. Evergreen Media Corporation's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; Evergreen Media Corporation's and Evergreen Media Corporation of Los Angeles' Quarterly Report on Form 10-Q for the quarter ended June 30, 1997 and Chancellor Media Corporation's and Chancellor Media Corporation of Los Angeles' Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, as amended on Form 10-Q/A;

          4. Chancellor Broadcasting Company's and Chancellor Radio Broadcasting Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended on Form 10-K/A;

          5. Chancellor Broadcasting Company's and Chancellor Radio Broadcasting Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997; and

          6. Current Reports on Form 8-K filed by Chancellor Broadcasting Company dated January 3, 1997 and filed January 7, 1997, dated January 23, 1997 and filed February 6, 1997, as amended on Form 8-K/A dated April 29, 1997, dated February 13, 1997 and filed March 11, 1997, dated June 3, 1997 and filed June 4, 1997, dated June 18, 1997 and filed June 25, 1997, and dated July 2, 1997 and filed July 17, 1997; and Current Reports on Form 8-K filed by Chancellor Radio Broadcasting Company dated January 3, 1997 and filed January 7, 1997, dated January 23, 1997 and filed February 6, 1997, dated February 13, 1997 and filed March 11, 1997, dated May 2, 1997 and filed May 13, 1997, dated June 18, 1997 and filed June 25, 1997, and dated July 2, 1997 and filed July 17, 1997.

     All documents filed by the Company or the Guarantors pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in the Prospectus and made a part hereof from the date of filing of such documents. Any statement contained in this Prospectus or in any Prospectus Supplement or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and any Prospectus Supplement to the extent that a statement contained herein or in any other document subsequently filed with the Commission which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon request, a copy of any documents incorporated into the Prospectus by reference (other than exhibits incorporated by reference into such document). Requests for documents should be submitted to the Corporate Secretary, Chancellor Media Corporation, 433 East Las Colinas Boulevard, Suite 1130, Irving, Texas 75039 (telephone (972) 869-9020).

                                  THE COMPANY

     The Company is a leading owner of radio broadcasting stations in the United States. The radio stations currently owned by the Company are located principally in the top 40 radio markets of the United States. The Company's portfolio of radio stations is diversified in terms of format, target demographics, geographic location and phase of development. Because of the size and diversity of its station portfolio, the Company believes that it is not unduly reliant on the performance of any one station or market. The Company also believes that the diversity of its portfolio helps to insulate the Company from downturns in specific markets and changes in musical tastes. The Company also owns and operates Katz Media Group, Inc., a full service media representation firm serving multiple types of electronic media, with leading market shares in the representation of radio and television stations and cable television systems. The Company has also recently formed The AMFM Radio Networks, a new national radio network.

     The Company's principal executive officers are located at 433 East Las Colinas Boulevard, Suite 1130, Irving, Texas 75039, and its telephone number at that location is (972) 869-9020.

                                USE OF PROCEEDS

     Except as otherwise set forth in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Offered Securities for general corporate purposes, which may include the repayment, refinancing, redemption or repurchase of existing indebtedness or capital stock, working capital, capital expenditures, acquisitions and investments. Additional information on the use of net proceeds from the sale of Offered Securities offered hereby may be set forth in the Prospectus Supplement relating to such Offered Securities.

                           HOLDING COMPANY STRUCTURE

     The Company is a holding company and its assets consist primarily of investments in its subsidiaries. The Company's rights and the rights of its creditors, including holders of Debt Securities, to participate in the distribution of assets of any person in which the Company owns an equity interest (including any subsidiary of the Company) upon such person's liquidation or reorganization will be subject to prior claims of such person's creditors, including trade creditors, except to the extent that the Company may itself be a creditor with recognized claims against such person (in which case the claims of the Company would still be subject to the prior claims of any secured creditors or such person and of any holder of indebtedness of such person that is senior to that held by the Company). Accordingly, the holder of Debt Securities may be deemed to be effectively subordinated to such claims.

           GENERAL DESCRIPTION OF OFFERED SECURITIES AND RISK FACTORS

     The Company may offer shares of Common Stock, Preferred Stock, Debt Securities or Warrants or any combination of the foregoing either individually or as units consisting of one or more securities under this Prospectus.

     CERTAIN OF THE SECURITIES TO BE OFFERED HEREBY THEMSELVES MAY INVOLVE A HIGH DEGREE OF RISK. SUCH RISKS WILL BE SET FORTH IN THE PROSPECTUS SUPPLEMENT RELATING TO SUCH OFFERED SECURITIES.

                         DESCRIPTION OF DEBT SECURITIES

     The Debt Securities offered hereby are to be issued under an indenture (the "Indenture") to be executed by the Company, the Guarantors, if any, and a trustee to be identified in the applicable Prospectus Supplement, as Trustee (the "Trustee"). The terms of the Debt Securities will include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (the "TIA") as in effect on the date of the Indenture. The Debt Securities will be subject to all such terms, and potential purchasers of the Debt Securities are referred to the Indenture and the TIA for a statement thereof. A copy of the proposed form of Indenture has been filed as an exhibit to the Registration Statement.

     The Company may offer under this Prospectus up to $1,000,000,000 aggregate principal amount of Debt Securities, or if Debt Securities are issued at a discount, or in a foreign currency or composite currency, such principal amount as may be sold for an initial public offering price of up to $1,000,000,000. Unless otherwise specified in the applicable Prospectus Supplement, the Debt Securities will represent direct, unsecured obligations of the Company and will rank equally with all other unsecured indebtedness of the Company.

     The following statements relating to the Debt Securities and the Indenture are summaries and do not purport to be complete. Such summaries may make use of certain terms defined in the Indenture and are qualified in their entirety by express reference to the Indenture. Certain other specific terms of any series of Debt Securities will be described in the applicable Prospectus Supplement. To the extent that any particular terms of the Debt Securities described in a Prospectus Supplement differ from any of the terms described herein, then such terms described herein shall be deemed to have been superseded by such Prospectus Supplement. As used in this "Description of Debt Securities," all references to the "Company" shall mean Chancellor Media Corporation excluding, unless the context otherwise required or as expressly stated, its subsidiaries.

GENERAL

     The terms of each series of Debt Securities will be established by or pursuant to a resolution of the Board of Directors of the Company and set forth or determined in the manner provided in an Officers' Certificate or by a supplemental indenture. The particular terms of each series of Debt Securities will be described in a Prospectus Supplement relating to such series (including any pricing supplement thereto).

     The Debt Securities that may be offered under the Indenture are not limited in aggregate principal amount. The Debt Securities may be issued in one or more series with the same or various maturities, at par, at a premium, or at a discount. The Prospectus Supplement (including any pricing supplement thereto), will set forth the initial offering price, the aggregate principal amount and the following terms of the Debt Securities in respect of which this Prospectus is delivered:

          (1) the title of such Debt Securities;

          (2) whether such Debt Securities are Senior Debt Securities, Senior Subordinated Debt Securities or Subordinated Debt Securities or any combination thereof;

          (3) the price or prices (expressed as a percentage of the aggregate principal amount thereof) at which the Debt Securities will be issued;

          (4) any limit on the aggregate principal amount of such Debt
     Securities;

          (5) the date or dates on which principal on such Debt Securities will be payable;

          (6) the rate or rates (which may be fixed or variable) per annum or, if applicable, the method used to determine such rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which such Debt Securities will bear interest, if any, the date or dates from which such interest, if any, will commence and be payable and any regular record date for the interest payable on the interest payment date;

          (7) the place or places where principal of, premium, if any, and interest, if any, on such Debt Securities will be payable;

          (8) the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be redeemed, in whole or in part, at the option of the Company;

          (9) the obligation, if any, of the Company to redeem or purchase the Debt Securities in whole or in part pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof;

          (10) the dates, if any, on which and the price or prices at which the Debt Securities will be repurchased by the Company at the option of the Holders thereof and other detailed terms and provisions of such repurchase obligations;

          (11) the denominations in which such Debt Securities may be issuable, if other than denominations of $1,000 and any integral multiple thereof;

          (12) whether the Debt Securities are to be issuable in the form of Certificated Debt Securities (as defined below) or Global Debt Securities (as defined below);

          (13) the portion of principal amount of such Debt Securities that shall be payable upon declaration of acceleration of the maturity date thereof, if other than the principal amount thereof;

          (14) the currency of denomination of such Debt Securities;

          (15) the designation of the currency, currencies or currency units in which payment of principal of, premium, if any, and interest, if any, on such Debt Securities will be made;

          (16) if payments of principal of, premium, if any, or interest, if any, on the Debt Securities are to be made in one or more currencies or currency units other than that or those in which such Debt Securities are denominated, the manner in which the exchange rate with respect to such payments will be determined;

          (17) the manner in which the amounts of payment of principal of, premium, if any, or interest, if any, on such Debt Securities will be determined, if such amounts may be determined by reference to an index based on a currency or currencies other than that in which the Debt Securities are denominated or designated to be payable or by reference to a commodity, commodity index, stock exchange index or financial index;

          (18) the provisions, if any, relating to any security provided for such Debt Securities;

          (19) any addition to or change in the covenants described herein or in the Indenture with respect to such Debt Securities and any change in the acceleration provisions described herein or in the Indenture with respect to such Debt Securities;

          (20) any Events of Default with respect to the Debt Securities, if not otherwise set forth under "-- Events of Default";

          (21) the terms and conditions, if any, upon which the Debt Securities shall be exchanged for or converted into Common Stock or Preferred Stock;

          (22) the terms and conditions, if any, upon which the Debt Securities and any Guarantees thereof shall be subordinated in right of payment to other indebtedness of The Company or any Guarantor;

          (23) the form and terms of any Guarantee of the Debt Securities;

          (24) any other terms of such Debt Securities, which may modify or delete any provision of the Indenture insofar as it applies to such series; and

          (25) any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the Debt Securities.

     Debt Securities may be issued that provide for an amount less than the stated principal amount thereof to be due and payable upon declaration of acceleration of the maturity thereof pursuant to the terms of the

Indenture ("Discount Securities"). Federal income tax considerations and other special considerations applicable to any such Discount Securities will be described in the applicable Prospectus Supplement.

     Debt Securities may be issued in bearer form, with or without coupons. Federal income tax considerations and other special considerations applicable to bearer securities will be described in the applicable Prospectus Supplement.

     If the purchase price of any of the Debt Securities is denominated in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest, if any, on any series or Debt Securities is payable in a foreign currency or currencies or a foreign currency unit or units, the restrictions, elections, general tax considerations, specific terms and other information with respect to such issue of Debt Securities and such foreign currency or currencies or foreign currency unit or units will be set forth in the applicable Prospectus Supplement.

EXCHANGE AND/OR CONVERSION RIGHTS

     The terms, if any, on which Debt Securities of a series may be exchanged for or converted into shares of Common Stock or Preferred Stock will be set forth in the Prospectus Supplement relating thereto.

TRANSFER AND EXCHANGE

     Each Debt Security will be represented by either one or more global securities (each, a "Global Debt Security") registered in the name of The Depository Trust Company, as Depository (the "Depository") or a nominee of the Depository (each such Debt Security represented by a Global Debt Security being herein referred to as a "Book-Entry Debt Security"), or a certificate issued in definitive registered form (a "Certificated Debt Security"), as set forth in the applicable Prospectus Supplement. Except as set forth under "-- Global Debt Securities and Book Entry System" below, Book-Entry Debt Securities will not be issuable in certificated form.

     Certificated Debt Securities. Certificated Debt Securities may be transferred or exchanged at the Trustee's office or paying agencies in accordance with the terms of the Indenture. No service change will be made for any transfer or exchange of Certificated Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

     The transfer of Certificated Debt Securities and the right to receive the principal of, premium, if any, and interest, if any, on such Certificated Debt Securities may be effected only by surrender of the certificate representing such Certificated Debt Securities and either reissuance by the Company or the Trustee of such certificate to the new Holder or the issuance by the Company or the Trustee of a new certificate to the new Holder.

     Global Debt Securities and Book Entry System. The procedures that the Depository has indicated it intends to follow with respect to Book-Entry Debt Securities are set forth below.

     Ownership of beneficial interests in Book-Entry Debt Securities will be limited to persons that have accounts with the Depository for the related Global Debt Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Global Debt Security, the Depository will credit, on its book-entry registration and transfer system, the participants' accounts with the respective principal amounts of the Book-Entry Debt Securities represented by such Global Debt Security beneficially owned by such participants. The accounts to be credited shall be designated by any dealers, underwriters or agents participating in the distribution of such Book-Entry Debt Securities. Ownership of Book-Entry Debt Securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depository for the related Global Debt Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to own, transfer or pledge beneficial interests in Book-Entry Debt Securities.

     So long as the Depository for a Global Debt Security, or its nominee, is the registered owner of such Global Debt Security, the Depository or such nominee, as the case may be, will be considered the sole owner or Holder of the Book-Entry Debt Securities represented by such Global Debt Security for all purposes under the Indenture. Except as set forth below, beneficial owners of Book-Entry Debt Securities will not be entitled to have such securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing such securities and will not be considered the owners or Holders thereof under the Indenture. Accordingly, each person beneficially owning Book-Entry Debt Securities must rely on the procedures of the Depository for the related Global Debt Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture.

     The Company understands, however, that under existing industry practice, the Depository will authorize the persons on whose behalf it holds a Global Debt Security to exercise certain rights of Holders of Debt Securities, and the Indenture provides that the Company, the Guarantors, if any, the Trustee and their respective agents will treat as the Holder of a Debt Security the persons specified in a written statement of the Depository with respect to such Global Debt Security for purposes of obtaining any consents or directions required to be given by Holders of the Debt Securities pursuant to the Indenture.

     Payments of principal of, premium, if any, and interest on Book-Entry Debt Securities will be made to the Depository or its nominee, as the case may be, as the registered Holder of the related Global Debt Security. None of the Company, the Guarantors, if any, the Trustee or any other agent of the Company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Debt Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the Depository, upon receipt of any payment of principal of, premium, if any, or interest, if any, on a Global Debt Security, will immediately credit participants' accounts with payments in amounts proportionate to the respective amounts of Book-Entry Debt Securities held by each such participant as shown on the records of such Depository. The Company also expects that payments by participants to owners of beneficial interests in Book-Entry Debt Securities held through such participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If the Depository is at any time unwilling or unable to continue as Depository or ceases to be a clearing agency registered under the Exchange Act, and a successor Depository registered as a clearing agency under the Exchange Act is not appointed by the Company within 90 days, the Company will issue Certificated Debt Securities in exchange for each Global Debt Security. In addition, the Company may at any time and in its sole discretion determine not to have the Book-Entry Debt Securities of any series represented by one or more Global Debt Securities and, in such event, will issue Certificated Debt Securities in exchange for the Global Debt Securities of such series. Global Debt Securities will also be exchangeable by the Holders for Certificated Debt Securities if an Event of Default with respect to the Book-Entry Debt Securities represented by such Global Debt Securities has occurred and is continuing. Any Certificated Debt Securities issued in exchange for a Global Debt Security will be registered in such name or names as the Depository shall instruct the Trustee. It is expected that such instructions will be based upon directions received by the Depository from participants with respect to ownership of Book-Entry Debt Securities relating to such Global Debt Security.

     The foregoing information in this section concerning the Depository and the Depository's book-entry system has been obtained from sources the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

NO PROTECTION IN THE EVENT OF CHANGE OF CONTROL

     Other than as described in the applicable Prospectus Supplement, there are no covenants or other provisions in the Indenture providing for a put or increased interest or otherwise that would afford holders of Debt Securities additional protection in the event of a recapitalization transaction, a change of control of the Company or a highly leveraged transaction.

COVENANTS

     Unless otherwise indicated in this Prospectus or a Prospectus Supplement, the Debt Securities will not have the benefit of any covenants that limit or restrict the Company's business or operations, the pledging of the Company's assets or the incurrence of indebtedness of the Company.

     With respect to any series of Senior Subordinated Debt Securities, the Company will agree not to issue Debt which is, expressly by its terms, subordinated in right of payment to any other Debt of the Company and which is not expressly made pari passu with, or subordinate and junior in right of payment to, the Senior Subordinated Debt Securities.

     The applicable Prospectus Supplement will describe any material covenants in respect of a series of Debt Securities. Other than the covenants of the Company included in the Indenture as described above or as described in the applicable Prospectus Supplement, there are no covenants or other provisions in the Indenture providing for a put or increased interest or otherwise that would afford holders of Debt Securities additional protection in the event of a recapitalization transaction, a change of control of the Company or a highly leveraged transaction.

CONSOLIDATION, MERGER AND SALE OF ASSETS

     The Company may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of its properties and assets to, any Person (a "successor Person") unless (i) the Company is the surviving corporation or the successor Person (if other than the Company) is a corporation, partnership, trust or other entity organized and validly existing under the laws of the United States, any state thereof or the District of Columbia and expressly assumes the Company's obligations under the Debt Securities and under the Indenture, (ii) immediately prior to and after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing under the Indenture and (iii) certain other conditions are met.

EVENTS OF DEFAULT

     Unless otherwise specified in the applicable Prospectus Supplement, the following will be Events of Default under the Indenture with respect to Debt Securities of any series: (a) default in the payment of any interest upon any Debt Security of that series when it becomes due and payable, and continuance of such default for a period of 30 days (unless the entire amount of such payment is deposited by the Company with the Trustee or with a paying agent prior to the expiration of such period of 30 days); (b) default in the payment of principal of or premium, if any, on any Debt Security of that series when such payment becomes due and payable, at maturity, upon redemption or otherwise; (c) default in the deposit of any sinking fund payment, when and as due in respect of any Debt Security of that series; (d) default in the performance or breach of any other covenant or warranty of the Company in the Indenture (other than a covenant or warranty that has been included in the Indenture solely for the benefit of a series of Debt Securities other than that series), which default continues uncured for a period of 30 days after written notice to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series as provided in the Indenture; (e) certain events of bankruptcy, insolvency or reorganization with respect to the Company and the Guarantors, if any; and (f) any other Event of Default provided with respect to Debt Securities of that series that is described in the Prospectus Supplement accompanying this Prospectus. No Event of Default with respect to a particular series of Debt Securities (except as to certain events in bankruptcy, insolvency or reorganization with respect to the Company) necessarily constitutes an Event of Default with respect to any other series of Debt Securities. The occurrence of an Event of Default may constitute an event of default under the Company's bank credit agreements in existence from time to time. In addition, the occurrence of certain Events of Default or an acceleration under the Indenture may constitute an event of default under certain other indebtedness and/or preferred stock of the Company outstanding from time to time.

     If an Event of Default with respect to Debt Securities of any series at the time outstanding occurs and is continuing, then in every such case the Trustee or the Holders of at least 25% in principal amount of the outstanding Debt Securities of that series may, by a notice in writing to the Company (and to the Trustee if given by the Holders), declare to be due and payable immediately the principal (or, if the Debt Securities of that series are Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of and accrued and unpaid interest, if any, on all Debt Securities of that series. In the case of an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding Debt Securities shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder of outstanding Debt Securities. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the Holders of a majority in principal amount of the outstanding Debt Securities of that series may rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal and interest, if any, with respect to Debt Securities of that series, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see the discussion set forth below under "-- Modification and Waiver." Reference is made to the Prospectus Supplement relating to any series of Debt Securities that are Discount Securities for the particular provisions relating to acceleration of a portion of the principal amount of such Discount Securities upon the occurrence of an Event of Default.

     The Indenture provides that the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of outstanding Debt Securities, unless the Trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the Trustee, the Holders of a majority in principal amount of the outstanding Debt Securities of any series shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series.

     No Holder of any Debt Security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the Indenture or for the appointment of a receiver or trustee, or for any remedy under the Indenture, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default with respect to Debt Securities of that series and unless also the Holders of at least a majority in principal amount of the outstanding Debt Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. Notwithstanding the foregoing, the Holder of any Debt Security will have an absolute and unconditional right to receive payment of the principal of, premium, if any, and any interest on such Debt Security on or after the due dates expressed in such Debt Security and to institute suit for the enforcement of any such payment.

     The Indenture requires the Company to furnish to the Trustee a statement as to compliance with the Indenture. The Indenture provides that the Trustee may withhold notice to the Holders of Debt Securities of any series of any Default or Event of Default (except in payment on any Debt Securities of such series) with respect to Debt Securities of such series if it in good faith determines that withholding such notice is in the interest of the Holders of such Debt Securities.

MODIFICATION AND WAIVER

     Modifications to, and amendments of, the Indenture may be made by the Company and the Trustee with the consent of the Holders of at least a majority in principal amount of the outstanding Debt Securities of each series affected by such modifications or amendments; provided, however, that no such modification or amendment may, without the consent of the Holder of each outstanding Debt Security affected thereby: (a) reduce the amount of Debt Securities whose Holders must consent to an amendment or waiver; (b) reduce the rate of or change the time for payment of interest (including default interest) on any Debt Security; (c) reduce the principal of or premium, if any, on or change the fixed maturity of any Debt Security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of Debt Securities; (d) reduce the principal amount of Discount

Securities payable upon acceleration of the maturity thereof; (e) waive a default in the payment of the principal of, premium, if any, or interest, if any, on any Debt Security (except a rescission of acceleration of the Debt Securities of any series by the Holders of at least a majority in aggregate principal amount of the then outstanding Debt Securities of such series and a waiver of the payment default that resulted from such acceleration); (f) make the principal of or premium, if any, or interest, if any, on any Debt Security payable in currency other than that stated in the Debt Security; (g) make any change to certain provisions of the Indenture protecting the right of each Holder of Debt Securities to receive payment of the principal of, premium, if any, and interest, if any, on such Debt Securities on or after the due date thereof or to institute suit for the enforcement of any such payment and to waivers or amendments; or (h) waive a redemption payment with respect to any Debt Security. The Company and the Trustee may amend the Indenture or the Debt Securities without notice to or consent of any holder of a Debt Security: (i) to cure any ambiguity, defect or inconsistency; (ii) to comply with the Indenture's provisions regarding successor corporations; (iii) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the TIA; (iv) to provide for Global Debt Securities in addition to or in place of Certificated Debt Securities; (v) to add to, change or eliminate any of the provisions of the Indenture in respect of one or more series of Debt Securities, provided, however, that any such addition, change or elimination (A) shall neither (1) apply to any Debt Security of any series created prior to the execution of such amendment and entitled to the benefit of such provision, nor (2) modify the rights of a holder of any such Debt Security with respect to such provision, or (B) shall become effective only when there is no outstanding Debt Security of any series created prior to such amendment and entitled to the benefit of such provision; (vi) to make any change that does not adversely affect in any material respect the interest of any holder; or (vii) to establish additional series of Debt Securities as permitted by the Indenture.

     The Holders of at least a majority in principal amount of the outstanding Debt Securities of any series may, on behalf of the Holders of all Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with provisions of the Indenture other than certain specified provisions. The Holders of a majority in principal amount of the outstanding Debt Securities of any series may on behalf of the Holders of all the Debt Securities of such series waive any past default under the Indenture with respect to such series and its consequences, except a default in the payment of the principal of, premium, if any, or any interest, if any, on any Debt Security of that series or in respect of a covenant or provision which cannot be modified or amended without the consent of the Holder of each outstanding Debt Security of such series affected; provided, however, that the Holders of a majority in principal amount of the outstanding Debt Securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted form such acceleration.

DEFEASANCE OF DEBT SECURITIES AND CERTAIN COVENANTS IN CERTAIN CIRCUMSTANCES

     Legal Defeasance. The Indenture provides that, unless otherwise provided by the terms of the applicable series of Debt Securities, the Company may be discharged from any and all obligations in respect of the Debt Securities of any series (except for certain obligations to register the transfer or exchange of Debt Securities of such series, to replace stolen, lost or mutilated Debt Securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents) upon the deposit with the Trustee, in trust, of money and/or U.S. Government Obligations or, in the case of Debt Securities denominated in a single currency other than U.S. Dollars, Foreign Government Obligations (as defined below), that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal (and premium, if any) and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities. Such discharge may occur only if, among other things, the Company shall have delivered to the Trustee an opinion of counsel stating that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling or, since the date of execution of the Indenture, there has been a change in the applicable United States federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the Holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred.

     Defeasance of Certain Covenants. The Indenture provides that, unless otherwise provided by the terms of the applicable series of Debt Securities, upon compliance with certain conditions, the Company may omit to comply with the restrictive covenants, if any, set forth in the Indenture, as well as any additional covenants or other provisions which may be set forth in the applicable Prospectus Supplement, and any omission to comply with such covenants will not constitute a Default or an Event of Default with respect to the Debt Securities of such series ("covenant defeasance"). The conditions include: the deposit with the trustee of money and/or U.S. Government Obligations or, in the case of Debt Securities denominated in a single currency other than U.S. Dollars, Foreign Government Obligations, that, through the payment of interest and principal in respect thereof in accordance with their terms, will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium, if any, and interest, if any, on and any mandatory sinking fund payments in respect of the Debt Securities of such series on the stated maturity of such payments in accordance with the terms of the Indenture and such Debt Securities; and the delivery to the Trustee of an opinion of counsel to the effect that the Holders of the Debt Securities of such series will not recognize income, gain or loss for United States federal income tax purposes as a result of such deposit and related covenant defeasance and will be subject to United States federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and related covenant defeasance had not occurred.

     Covenant Defeasance and Events of Default. In the event the Company exercises its option to effect covenant defeasance with respect to any series of Debt Securities and the Debt Securities of such series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or U.S. Government Obligations or Foreign Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the Debt Securities of such series at the time of their stated maturity but may not be sufficient to pay amounts due on the Debt Securities of such series at the time of the acceleration resulting from such Event of Default. However, the Company shall remain liable for such payments.

     "Foreign Government Obligations" means, with respect to Debt Securities of any series that are denominated in a currency other than U.S. Dollars, (i) direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged or (ii) obligations of a Person controlled or supervised by or acting as an agency or instrumentality of such government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by such government, which, in either case under clauses (i) or (ii), are not callable or redeemable at the option of the issuer thereof.

GUARANTEES

     The Company's payment obligation under any series of Debt Securities may be guaranteed by one or more Guarantors. The terms of any such guarantee will be set forth in the applicable Prospectus Supplement.

REGARDING THE TRUSTEE

     The Trustee with respect to any series of Debt Securities will be identified in the Prospectus Supplement relating to such Debt Securities. The Indenture and provisions of the TIA incorporated by reference therein contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim, as security or otherwise. The Trustee and its affiliates may engage in, and will be permitted to continue to engage in, other transactions with the Company and its affiliates, provided, however, that if it acquires any conflicting interest (as defined in the TIA), it must eliminate such conflict or resign.

     The holders of a majority in principal amount of the then outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee. The TIA and the Indenture provide that in case an Event of Default shall occur (and be continuing), the Trustee will be required, in the exercise of its rights and powers, to use the degree of care and skill of a prudent man in the conduct of his own affairs. Subject to such provision, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of the Debt Securities issued thereunder, unless they have offered to the Trustee indemnity satisfactory to it.

                         DESCRIPTION OF PREFERRED STOCK

     Under the Amended and Restated Certificate of Incorporation of the Company (the "Certificate of Incorporation"), shares of Preferred Stock may be issued from time to time, in one or more classes or series, as authorized by the Board of Directors, generally without the approval of the stockholders. Prior to issuance of shares of each series, the Board of Directors is required by the General Corporation Law of the State of Delaware (the "DGCL") and the Certificate of Incorporation to adopt resolutions and file a Certificate of Designation (the "Certificate of Designation") with the Secretary of State of the State of Delaware, fixing for each such class or series the designations, powers, preferences and rights of the shares of such class or series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by the DGCL. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of such shares might believe to be in their best interests or in which holders of some, or a majority, of such shares might receive a premium for their shares over the then-market price of such shares.

     Subject to limitations prescribed by the DGCL, the Certificate of Incorporation and the Amended and Restated Bylaws of the Company (the "Bylaws"), the Board of Directors is authorized to fix the number of shares constituting each class or series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or duly authorized committee thereof. The Preferred Stock offered hereby will, when issued, be fully paid and nonassessable and will not have, or be subject to, any preemptive or similar rights.

     Reference is made to the Prospectus Supplement relating to the class or series of Preferred Stock being offered for the specific terms thereof, including:

          (1) The title and stated value of such Preferred Stock;

          (2) The number of shares of such Preferred Stock offered, the liquidation preference per share and the purchase price of such Preferred Stock;

          (3) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

          (4) Whether dividends shall be cumulative or non-cumulative and, if cumulative, the date from which dividends on such Preferred Stock shall accumulate;

          (5) The procedures for any auction and remarketing, if any, for such Preferred Stock;

          (6) The provisions for a sinking fund, if any, for such Preferred
     Stock;

          (7) The provisions for redemption, if applicable, of such Preferred Stock;

          (8) Any listing of such Preferred Stock on any securities exchange or market;

          (9) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock of the Company, including the conversion price (or manner of calculation thereof) and conversion period;

          (10) The terms and conditions, if applicable, upon which Preferred Stock will be exchangeable into Debt Securities of the Company, including the exchange price (or manner of calculation thereof) and exchange period;

          (11) Voting rights, if any, of such Preferred Stock;

          (12) Whether interests in such Preferred Stock will be represented by depositary shares;

          (13) A discussion of any material and/or special United States federal income tax considerations applicable to such Preferred Stock;

          (14) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

          (15) Any limitations on issuance of any class or series of Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

          (16) Any other specific terms, preferences, rights, limitations or restrictions of such Preferred Stock.

     Unless otherwise specified in the Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company rank: (i) senior to all classes or series of Common Stock of the Company, and to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company that do not rank senior or junior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (iii) junior to all equity securities issued by the Company the terms of which do not specifically provide that such equity securities rank on a parity with or junior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company (including any entity with which the Company may be merged or consolidated or to which all or substantially all the assets of the Company may be transferred or which transfers all or substantially all of the assets of the Company). As used for these purposes, the term "equity securities" does not include convertible debt securities.

                          DESCRIPTION OF COMMON STOCK

     General

     The Company's authorized common stock consists of 200,000,000 shares of Common Stock, par value $0.01 per share (the "Common Stock"), approximately 119,991,240 of which were issued and outstanding as of January 15, 1998 (after giving effect to the Company's two-for-one common stock split effected in the form of a stock dividend paid on January 12, 1998) and 75,000,000 shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), none of which were issued and outstanding as of January 15, 1998.

     The shares of Common Stock currently outstanding are validly issued, fully paid and nonassessable.

     It is not contemplated that any shares of Class A Common Stock will be issued at any time. The Certificate of Incorporation provides that the issuance of any shares of Class A Common Stock will require the unanimous affirmative vote of the Board of Directors of the Company. The Company presently expects that the Board of Directors of the Company will submit a proposal at the 1998 annual meeting of stockholders in order to eliminate the authorized shares of Class A Common Stock.

     Dividends

     Holders of shares of Common Stock and Class A Common Stock are entitled to receive such dividends as may be declared by the Board of Directors of the Company out of funds legally available for such purpose. The terms of the currently outstanding indebtedness and preferred stock of the Company and certain of its subsidiaries may restrict, directly or indirectly, the Company's ability to pay cash dividends on the Common Stock and Class A Common Stock.

     The Company has not declared or paid any dividends with respect to its outstanding common stock in the past, and it is not anticipated that the Company will pay any cash dividends on the Common Stock and Class A Common Stock in the foreseeable future.

     Voting Rights

     Holders of shares of Common Stock and Class A Common Stock, each voting as a separate class, shall be entitled to vote on all matters submitted to a vote of the stockholders, except as otherwise provided by law. Each share of Common Stock and Class A Common Stock is entitled to one vote per share. Holders of Common Stock and Class A Common Stock are not entitled to cumulative votes in the election of directors.

     Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of capital stock of the Company is required to approve any amendment to the Certificate of Incorporation that would increase or decrease the aggregate number of authorized shares of any class, increase or decrease the par value of the shares of any class, or modify or change the powers, preferences or special rights of the shares of any class so as to affect such class adversely.

     Liquidation Rights

     Upon liquidation, dissolution, or winding-up of the Company, the holders of Common Stock and Class A Common Stock are entitled to share ratably in all assets available for distribution after payment in full of creditors and the holders of preferred stock of the Company.

     Change of Control Provisions

     Certain provisions of the Certificate of Incorporation and Bylaws may have the effect of preventing, discouraging or delaying any change of control of the Company and may maintain the incumbency of the Board of Directors and management. The authorization of 50,000,000 shares of preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to effect a change of control of the Company. In addition, the Certificate of Incorporation provides for three classes of directors serving for staggered three-year terms. Under the DGCL, subject to certain inapplicable exceptions, directors on a classified board may only be removed by shareholders for cause. This provision could also impede the success of any attempt to effect a change of control of the Company.

     The Company is subject to Section 203 ("Section 203") of the DGCL. Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock (excluding certain shares held by persons who are both directors and officers of the corporation and certain employee stock plans) or
(iii) on or after the consummation date, the business combination is approved by the board of directors and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. For purposes of Section 203, a "business combination" includes, among other things, a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is generally a person who, together with affiliates and associates, owns (or within three years, owned) 15% or more of the corporation's voting stock.

     Alien Ownership

     The Certificate of Incorporation restricts the ownership and voting of the Company's capital stock, including its Common Stock, in accordance with the Communications Act of 1934, as amended, and the rules of the Federal Communications Commission (the "FCC"), to prohibit ownership of more than 25% of the Company's outstanding capital stock (or control of more than 25% of the voting power it represents) by or for the account of aliens, foreign governments, or non-U.S. corporations or corporations otherwise subject to control by such persons or entities. The Certificate of Incorporation also prohibits any transfer of the Company's capital stock that would cause the Company to violate this prohibition. In addition, the Certificate of Incorporation of the Company authorizes the Board of Directors of the Company to adopt such provisions as its deems necessary to enforce these prohibitions.

     Other Provisions

     The holders of Common Stock and Class A Common Stock are not entitled to preemptive or similar rights. The shares of Common Stock are not subject to redemption or a sinking fund.

     No single shareholder of the Company holds more than 50.0% of the combined voting power of the Company. As a result, a holder of an "attributable" interest in the Company may violate the FCC's multiple ownership rules or cross interest rules if such holder also has an "attributable" interest (or, in some cases, a "meaningful" nonattributable interest) in other television or radio stations, or in daily newspapers, depending on the number and location of those radio or television stations or daily newspapers. Such a stockholder may also be restricted in the companies in which such stockholder may invest.

     Transfer Agent

     The Bank of New York serves as the Transfer Agent and Registrar for the Common Stock.

                            DESCRIPTION OF WARRANTS

     The Company may issue warrants to purchase Debt Securities (the "Debt Warrants"), Preferred Stock (the "Preferred Stock Warrants") or Common Stock (the "Common Stock Warrants" and, collectively with the Debt Warrants and the Preferred Stock Warrants, the "Warrants"). Warrants may be issued independently or together with any Offered Securities and may be attached to or separate from such Offered Securities. The Warrants are to be issued under warrant agreements (each a "Warrant Agreement") to be entered into between the Company and a bank or trust company, as warrant agent (the "Warrant Agent"), all as shall be set forth in the Prospectus Supplement relating to the Warrants being offered pursuant thereto.

DEBT WARRANTS

     The applicable Prospectus Supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the Debt Warrant certificates representing such Debt Warrants, including the following:

           (1) the title for such Debt Warrants;

           (2) the aggregate number of such Debt Warrants;

           (3) the price or prices at which such Debt Warrants will be issued;

           (4) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants, and the procedures and conditions relating to the exercise of such Debt Warrants;

           (5) the designation and terms of any related Debt Securities with which such Debt Warrants are issued, and the number of such Debt Warrants issued with each such security;

           (6) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable;

           (7) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant, and the price at which such principal amount of Debt Securities may be purchased upon such exercise;

           (8) the date on which such right shall expire;

           (9) the maximum or minimum number of such Debt Warrants which may be exercised at any time;

          (10) a discussion of the material United States federal income tax considerations applicable to the exercise of such Debt Warrants; and

          (11) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants.

     Debt Warrant certificates will be exchangeable for new Debt Warrant certificates of different denominations, and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the applicable Prospectus Supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the securities purchasable upon such exercise and will not be entitled to payments of principal of (or premium, if any) or interest, if any, on the securities purchasable upon such exercise.

OTHER WARRANTS

     The applicable Prospectus Supplement will describe the following terms of Preferred Stock Warrants or Common Stock Warrants in respect of which this Prospectus is being delivered:

           (1) the title of such Warrants;

           (2) the securities for which such Warrants are exercisable;

           (3) the price or prices at which such Warrants will be issued;

           (4) the number of such Warrants issued with each share of Preferred Stock or Common Stock;

           (5) any provisions for adjustment of the number or amount of shares of Preferred Stock or Common Stock receivable upon exercise of such Warrants or the exercise price of such Warrants;

           (6) if applicable, the date on and after which such Warrants and the related Preferred Stock or Common Stock will be separately transferable;

           (7) if applicable, a discussion of the material United States federal income tax considerations applicable to the exercise of such Warrants;

           (8) any other terms of such Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Warrants;

           (9) the date on which the right to exercise such Warrants shall commence, and the date on which such right shall expire; and

          (10) the maximum or minimum number of such Warrants which may be exercised at any time.

EXERCISE OF WARRANTS

     Each Warrant will entitle the holder of Warrants to purchase for cash such principal amount of Debt Securities or shares of Preferred Stock or Common Stock at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the Prospectus Supplement relating to the Warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the Prospectus Supplement relating to the Warrants offered thereby. After the close of business on the expiration date, unexercised Warrants will become void.

     Warrants may be exercised as set forth in the Prospectus Supplement relating to the Warrants offered thereby. Upon receipt of payment and the Warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, forward the Debt Securities or shares of Preferred Stock or Common Stock purchasable upon such exercise. If less than all of the Warrants represented by such Warrant certificate are exercised, a new Warrant certificate will be issued for the remaining Warrants.

                                 ERISA MATTERS

     The Company and its subsidiaries may each be considered a "party in interest" (within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) or a "disqualified person" (within the meaning of
Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code")) with respect to many employee benefit plans ("Plans") that are subject to ERISA. The purchase of Offered Securities by a Plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of
Section 4975 of the Code (including individual retirement arrangements and other plans described in Section 4975(e)(1) of the Code) and with respect to which the Company or any of its affiliates is a service provider (or otherwise is a party in interest or a disqualified person) may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless such Offered Securities are acquired pursuant to and in accordance with an applicable exemption. Any pension or other employee benefit plan proposing to acquire any Offered Securities should consult with its counsel.

                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following table sets forth the Company's ratio of earnings to combined fixed charges and preferred stock dividends on a historical basis for the periods indicated.

                                                                               NINE MONTHS     NINE MONTHS
                                         YEAR ENDED DECEMBER 31,                  ENDED           ENDED
                              ---------------------------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                               1992     1993      1994     1995      1996         1996            1997
                              ------   -------   ------   -------   -------   -------------   -------------
                                                    (IN THOUSANDS EXCEPT RATIO DATA)
Deficiency of earnings to
  combined fixed charges and
  preferred stock
  dividends(1)..............  $6,129   $28,066   $7,392   $13,089   $24,967      $26,590         $7,236

---------------

(1) For purposes of this calculation, "earnings" consist of income (loss) before income taxes and fixed charges. "Fixed charges" consist of interest, amortization of debt issuance costs, preferred stock dividends of subsidiaries and the component of rental expense believed by management to be representative of the interest factor thereon.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's ratio of earnings to fixed charges on a historical basis for the periods indicated.

                                                                         NINE MONTHS     NINE MONTHS
                                    YEAR ENDED DECEMBER 31,                 ENDED           ENDED
                           ------------------------------------------   SEPTEMBER 30,   SEPTEMBER 30,
                            1992     1993     1994    1995     1996         1996            1997
                           ------   -------   ----   ------   -------   -------------   -------------
                                                (IN THOUSANDS EXCEPT RATIO DATA)
Ratio of earnings to
  fixed charges(1).......      --        --    1.0       --        --           --           1.03
Deficiency of earnings to
  fixed charges(1).......  $4,989   $20,749   $ --   $5,658   $19,090      $21,022          $  --

---------------

(1) For purposes of this calculation, "earnings" consist of income (loss) before income taxes and fixed charges. "Fixed charges" consist of interest, amortization of debt issuance costs, preferred stock dividends of subsidiaries and the component of rental expense believed by management to be representative of the interest factor thereon.

                                PLAN OF DISTRIBUTION

     The Company may sell the Offered Securities being offered hereby: (i) directly to purchasers, (ii) through agents, (iii) through dealers, (iv) through underwriters or (v) through a combination of any such methods of sale.

     The distribution of the Offered Securities may be effected from time to time in one or more transactions either: (i) at a fixed price or prices, which may be changed, (ii) at market prices prevailing at the time of sale, (iii) at prices related to such prevailing market prices or (iv) at negotiated prices.

     Offers to purchase Offered Securities may be solicited directly by the Company. Offers to purchase Offered Securities may also be solicited by agents designated by the Company from time to time. Any such agent, who may be deemed to be an "underwriter" as that term is defined in the Securities Act, may then resell such Offered Securities to the public at varying prices to be determined by such dealer at the time of resale.

     If an underwriter is, or underwriters are, utilized in the sale, the Company will execute an underwriting agreement with such underwriters at the time of the sale to them, and the names of the underwriters will be set forth in the Prospectus Supplement, which will be used by the underwriters to make resales of the Offered Securities in respect of which this Prospectus is delivered to the public. In connection with the sale of Offered Securities, such underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Offered Securities for whom they may act as agents. Underwriters may also sell Offered Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Any underwriting compensation paid by the Company to underwriters in connection with the offering of Offered Securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable Prospectus Supplement.

     Underwriters, dealers, agents and other persons may be entitled, under agreements that may be entered into with the Company, to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which they may be required to make in respect thereof. Underwriters and agents may engage in transactions with, or perform services for, the Company in the ordinary course of business.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters, dealers, or other persons to solicit offers by certain institutions to purchase Offered Securities pursuant to contracts providing for payment and delivery on a future date or dates. Institutions into which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others. The obligations of any purchaser under any such contract will not be subject to any conditions except that (a) the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and (b) if the Offered Securities are also being sold to underwriters, the Company shall have sold to such underwriters the Offered Securities not sold for delayed delivery. The underwriters, dealers and such other persons will not have any responsibility in respect to the validity or performance of such contracts. The Prospectus Supplement relating to such contracts will set forth the price to be paid for Offered Securities pursuant to such contracts, the commissions payable for solicitation of such contracts and the date or dates in the future for delivery of Offered Securities pursuant to such contracts.

     Any underwriter may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under Regulation M of the Exchange Act. Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. The underwriters may over-allot shares of the Common Stock, Preferred Stock or, to the extent applicable, Warrants, in connection with an offering of Common Stock, Preferred Stock or, to the extent applicable, Warrants, respectively, thereby creating a short position in the underwriters' account. Syndicate covering transactions involve purchases of Offered Securities in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of Offered Securities to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

     The anticipated date of delivery of Offered Securities will be set forth in the applicable Prospectus Supplement relating to each offer.

                                 LEGAL MATTERS

     The validity of the Offered Securities will be passed upon for the Company by Latham & Watkins, Washington, D.C. Eric L. Bernthal, a former director of the Company, is a partner of Latham & Watkins and owns 5,000 shares of Common Stock and options to purchase 25,000 shares of Common Stock.

                                    EXPERTS

     The consolidated financial statements of Evergreen Media Corporation and subsidiaries, the combined financial statements of WMZQ Inc. and Viacom Broadcasting East Inc., the financial statements of WDRQ Inc., the combined financial statements of Riverside Broadcasting Co., Inc. and WAXQ Inc., the financial statements of WLIT Inc., the combined financial statements of KYSR Inc. and KIBB Inc., the financial statements of WDAS-AM/FM (station owned and operated by Beasley FM Acquisition Corp.), and the financial statements of KKSF-FM/KDFC-FM and AM (A Division of The Brown Organization) incorporated by reference herein have been audited by KPMG Peat Marwick LLP, independent certified public accountants, to the extent and for the periods indicated in their reports thereon. Such financial statements are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Chancellor Broadcasting Company and Subsidiaries and Chancellor Radio Broadcasting Company and Subsidiaries as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 incorporated by reference in this registration statement, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The consolidated statements of operations, changes in common stockholders' equity and cash flows of Trefoil Communications, Inc. and Subsidiaries for the period January 1, 1996 through February 13, 1996 incorporated by reference in this registration statement, have been incorporated herein in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

     The financial statements of Century Chicago Broadcasting, L.P. as of and for the year ended December 31, 1996 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The combined financial statements of WJLB/WMXD, Detroit, as of December 31, 1996 and for the year then ended, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said report.

     The financial statements of Trefoil Communications, Inc., as of and for the years ended December 31, 1995 and 1994 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The combined financial statements of Colfax Communications, Inc. Radio Group as of December 31, 1996, 1995 and 1994, and for each of the three years in the period ended December 31, 1996, incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in giving said report.

          ============================================================

     NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                              PAGE
                                              ----
Prospectus Supplement Summary...............   S-3
Summary Historical and Pro Forma Financial
  Data......................................  S-11
Risk Factors................................  S-13
Capitalization..............................  S-21
Use of Proceeds.............................  S-22
Price Range of Common Stock.................  S-23
Dividend Policy.............................  S-23
Selected Consolidated Historical Financial
  Data......................................  S-24
Business....................................  S-26
Underwriting................................  S-34
Legal Matters...............................  S-35

                                   PROSPECTUS

Available Information.......................     2
Special Note Regarding Forward-Looking
  Statements................................     3
Incorporation of Certain Documents by
  Reference.................................     3
The Company.................................     5
Use of Proceeds.............................     5
Holding Company Structure...................     5
General Description of Offered Securities
  and Risk Factors..........................     5
Description of Debt Securities..............     6
Description of Preferred Stock..............    15
Description of Common Stock.................    16
Description of Warrants.....................    18
ERISA Matters...............................    20
Ratio of Earnings to Combined Fixed Charges
  and Preferred Stock Dividends.............    20
Ratio of Earnings to Fixed Charges..........    20
Plan of Distribution........................    21
Legal Matters...............................    22
Experts.....................................    22

          ============================================================
          ============================================================
                               19,000,000 SHARES

                      [CHANCELLOR MEDIA CORPORATION LOGO]
                                  Common Stock
                            ------------------------

                             PROSPECTUS SUPPLEMENT
                            ------------------------
                          Joint Book-Running Managers

                                 BT ALEX. BROWN

                              GOLDMAN, SACHS & CO.
                               ------------------
                           CREDIT SUISSE FIRST BOSTON

                           MORGAN STANLEY DEAN WITTER
                              SALOMON SMITH BARNEY
                                  FURMAN SELZ
                             NATIONSBANC MONTGOMERY
                                 SECURITIES LLC

                                 UBS SECURITIES
                                 March 10, 1998

          ============================================================